Form 10-K, Exhibit 13
period 1997-02-01
PAYLESS SHOESOURCE INC
filed 1997-04-25
CIK 1008802

                                                           Exhibit 13.1
[The following "Management's Discussion and Analysis" section is a reproduction of the same section included in the paper format Annual Report on pages 12-15.]

Management's Discussion and Analysis
------------------------------------
(dollars in millions, except per share, shoe prices and where otherwise noted)

Payless ShoeSource (Payless) is reporting its first year of sales and earnings as an independent public company. On May 4, 1996, Payless was spun off from The May Department Stores Company (May) in a tax-free distribution to May shareowners.

Sales in fiscal 1996 were $2.33 billion, an increase of 1.4 percent over 1995 sales of $2.30 billion on a 52-week basis. Store-for-store sales for 1996 increased 3.6 percent. Store-for-store sales increases for the four quarters of fiscal 1996 were 5.3 percent, 5.0 percent, 1.5 percent and 2.5 percent, respectively. During 1996 Payless closed 484 underperforming stores and opened 171 stores, which included 37 relocated stores. The cost of the store closing program was recorded as a charge to earnings in the fourth quarter of 1995. Year-end store count for 1996 was 4,236 compared with 4,549 in 1995.

Payless achieved $2.68 in earnings per share from operations in 1996, a 100 percent increase over last year's $1.34 ($2.42 excluding special and nonrecurring items). Net earnings totaled $107.7 compared with $54.0 last year ($97.5 excluding special and nonrecurring items). Return on sales was
4.6 percent in 1996 and 2.3 percent in 1995. Return on equity was 14.3 percent in 1996 and 6.8 percent in 1995 (computed as net earnings divided by beginning shareowners' equity). Return on net assets was 15.5 percent in 1996 and 13.9 percent in 1995.

On January 14, 1997, Payless announced the acquisition of the Parade of Shoes division (Parade) from J. Baker, Inc. The acquisition was completed on March 10, 1997. Parade sells women's footwear and accessories in 186 stores in 14 states. Parade offers fashionable leather private-label footwear, priced $20 to $40 a pair, in self-service stores. Parade had sales of $123 in 1996. Payless plans to operate Parade as a separate division supported by existing Payless sourcing, distribution, information systems, real estate and financial organizations.

Our expansion plans for 1997 include 50 net new Payless stores, 200 remodels and the recently completed acquisition of Parade. The 1997-2000 expansion plans include adding 150 net Payless stores and 250 Parade stores. During this period, Payless will invest $220 for new stores and will spend an additional $98 to remodel existing stores. These are the major components of a $455 capital plan.

The following discussion summarizes the significant factors affecting the Payless operating results for the fiscal years ended February 1, 1997 (1996), February 3, 1996 (1995) and January 28, 1995 (1994). Results for 1995 and 1994 have been restated as if Payless were an independent public entity. This discussion and analysis should be read in conjunction with the financial statements and notes to the financial statements included in this annual report.

Review of Operations
NET EARNINGS
Net earnings totaled $107.7 in 1996, compared to $54.0 in 1995 and $131.5 in 1994. Total company return on sales was 4.6 percent, 2.3 percent and 6.2 percent for 1996, 1995 and 1994, respectively. Excluding the special and nonrecurring items, 1995 net earnings were $97.5 and return on sales was 4.2 percent.

Results for the past three years were as follows:

                            --------------------------------------------------------------------------
                                   1996<F1>                    1995<F1>                  1994<F1>
                                            % of                       % of                       % of
                                $          Sales           $          Sales          $           Sales
------------------------------------------------------------------------------------------------------
Net retail sales            $2,333.7       100.0       $2,330.3       100.0       $2,116.4       100.0
Cost of sales                1,660.9        71.1        1,693.4        72.7        1,492.3        70.5
Selling,
general and
administrative
expenses                       487.3        20.9          475.2        20.4          405.9        19.2
Special and
nonrecurring
items                           12.6<F2>      .5           71.8<F3>     3.1             --          --
Interest (income)
expense, net                    (6.2)        (.2)           1.0          --            1.1          --
                            --------------------------------------------------------------------------
Earnings before
income taxes                   179.1         7.7           88.9         3.8          217.1        10.3
                            --------------------------------------------------------------------------
Provision for
income taxes                    71.4        39.9<F4>       34.9        39.3<F4>       85.6        39.4<F4>


Net earnings                $  107.7         4.6       $   54.0<F3>     2.3       $  131.5         6.2
                            ==========================================================================
Earnings
per share                   $   2.68                   $   1.34                   $   3.26
======================================================================================================

<F1>The Payless fiscal year ends on the Saturday closest to January 31.
    Fiscal year 1995 contains 53 weeks.

<F2>Executive retention costs associated with the spin-off.

<F3>During the 1995 fourth quarter, in connection with the spin-off, Payless committed to close or relocate underperforming stores during 1996.

<F4>Effective income tax rate.

NET RETAIL SALES
Net retail sales, on a 52-week basis, represent the sales of stores operating during the period. Sales percent increases (decreases) for 1996 and 1995 were as follows:

--------------------------------------------------------------
           1996 vs. 1995                   1995 vs. 1994
                    Store-for-                      Store-for-
      Total          Store<F*>      Total            Store<F*>
--------------------------------------------------------------
      1.4%           3.6%           8.8%             (3.7)%
==============================================================

<F*>Store-for-store sales represent sales of those stores open during compar-
    able periods.

The 1996 stronger sales and store-for-store increases reflect the benefits from a more balanced merchandising strategy, plus consolidation in the footwear industry, including the closing of 484 underperforming stores by Payless during the year.

The 1995 store-for-store decrease reflects an overall sluggish retail environment, combined with some cannibalization of sales as a result of the acquisition of locations from Kobacker Companies and a sales decline in the Payless Mexican border stores caused by the devaluation of the peso.

Average sales per store were as follows:

(dollars in thousands)
---------------------------------------------------------
                                     1996         1995
                                   vs. 1995     vs. 1994
   1996     1995       1994        Increase    (Decrease)
---------------------------------------------------------
   $538     $511       $534          5.3%        (4.3)%
=========================================================

COST OF SALES
Cost of sales includes cost of merchandise sold, buying and occupancy costs. Cost of sales was $1,660.9 in 1996 compared with $1,693.4 in 1995, a 1.9 percent decrease. As a percent of net retail sales, cost of sales was 71.1 percent in 1996 compared with 72.7 percent in 1995. Higher gross margins in 1996 reflect improved markdown performance obtained by paring back promotions where possible, while minimizing the impact on sales. Occupancy expense rates were also reduced due to the closure of underperforming stores.

Cost of sales was $1,693.4 in 1995 compared with $1,492.3 in 1994, a 13.5 percent increase. As a percent of net retail sales, cost of sales was 72.7 percent in 1995 compared with 70.5 percent in 1994. The drop in store-for-store sales caused an increase in occupancy cost as a percent of sales. Payless also took additional markdowns to reduce carryover of aged product.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A)
Selling, general and administrative expenses were $487.3 in 1996 compared with $475.2 in 1995, a 2.5 percent increase. As a percent of net retail sales, selling, general and administrative expenses were 20.9 percent for 1996 compared with 20.4 percent in 1995. The increase was due principally to four factors. First, payroll was increased in the stores to improve the work schedule of our managers, which decreased turnover rates from 35 percent in 1995 to 19 percent in 1996. Second, there were added costs associated with being an independent company. Third, costs related to the Payless performance-based compensation program were higher as a result of the stronger store-for-store sales in 1996. Fourth, advertising was increased in the fourth quarter of 1996 to support sales during the shortened holiday season.

Selling, general and administrative expenses were $475.2 in 1995 compared with $405.9 in 1994, a 17.1 percent increase. The increase was due principally to a 15.1 percent increase in the average number of stores. As a percent of net
                                                                             13
retail sales, selling, general and administrative expenses were 20.4 percent compared to 19.2 percent in 1994, resulting from a 3.7 percent decline in store-for-store sales. coupled with relatively fixed store staffing costs.

INTEREST (INCOME) EXPENSE
During 1996 interest income was generated by short-term investment of available cash balances. In 1995 and 1994, cash received by Payless in excess of store operating needs was transferred to May on a daily basis; therefore, no interest income was generated. Interest expense is primarily related to capitalized lease obligations.

                                          ------------------------------
                                            1996        1995        1994
------------------------------------------------------------------------
Interest expense                           $ 1.2        $1.0        $1.1
Interest income                             (7.4)         --          --
                                           -----------------------------
Interest (income) expense, net             $(6.2)       $1.0        $1.1
========================================================================

SPECIAL AND NONRECURRING ITEMS
During the 1995 fourth quarter, in connection with the spin-off, Payless committed to close or relocate underperforming stores in 1996. In addition, Payless implemented a plan to reduce central office overhead by means of a personnel reduction and initiation of expense control programs. A pretax special and nonrecurring charge of $71.8 was recorded for these initiatives. During 1996 Payless closed or relocated 484 underperforming stores and restructured the central office at a cost of $48.8. The remaining $23.0 reserve will be used to cover remaining lease buyouts, holding costs and fixed asset write-offs for the stores closed in 1996. In addition, it will fund closing costs of an estimated 40 additional underperforming stores to be closed in the spring of 1997.

In connection with the spin-off, Payless initiated a Spin-off Stock Plan and a Spin-off Cash Plan as retention programs. Under these Plans, Payless committed to pay out 408,558 shares of restricted stock and cash payments ranging from 10 percent to 37.5 percent of certain associates' base salaries. These retention incentives are contingent upon continued employment for up to two years after May 4, 1996. The costs related to these incentives are being expensed as earned during the retention period: $12.6 in 1996, $4.6 in 1997 and $0.8 in 1998.

INCOME TAXES
The effective income tax rates were 39.9 percent, 39.3 percent and 39.4 percent in 1996, 1995 and 1994, respectively.

The increase in the 1996 effective income tax rate to 39.9 percent from
39.3 percent in 1995 relates to slightly higher state income tax rates and the discontinuation of the Federal Targeted Jobs Tax Credit. The decrease in the 1995 effective income tax rate to 39.3 percent from 39.4 percent in 1994 relates to slightly lower state income tax rates.

IMPACT OF INFLATION
Historically, sales growth and earnings for Payless have not been materially impacted by inflation.

Review of Financial Condition
RETURN ON EQUITY
Return on equity is the company's principal measure in evaluating performance for shareowners and ability to invest shareowners' funds profitably. Return on beginning equity was 14.3 percent in 1996 compared with 6.8 percent in 1995 (12.3 percent excluding the nonrecurring charge) and 19.8 percent in 1994. The 1995 and 1994 returns on beginning equity were computed using financial results stated as if Payless were an independent public company. The 1996 debt-to-capitalization ratio (including present value of future minimum rental payments under operating leases - PVOL) was 49 percent compared to 54 percent for 1995.

RETURN ON NET ASSETS
Return on net assets measures performance independent of capital structure. Return on net assets represents pretax earnings before net interest expense and the interest component of operating leases, divided by beginning of year net assets (including PVOL). Return on net assets was 15.5 percent in 1996 compared with 13.9 percent in 1995 and 20.9 percent in 1994.

CASH FLOW
Cash flow from operations shows continuing strength, as cash flow from operations was $231.6 in 1996. This was 9.9 percent of net sales in 1996 compared with 6.8 percent in 1995 and 11.1 percent in 1994. Internally generated funds will continue to be the most important component of the company's capital resources and are expected to fund capital expansion.

Sources and (uses) of cash flows are summarized below:

                                          ------------------------------------------
                                           1996              1995              1994
------------------------------------------------------------------------------------
Operating Activities:
Net earnings and noncash items            $200.9            $192.6           $ 220.2
Change in working capital                   30.7             (33.3)             13.9
                                          ------------------------------------------
Total operating activities                 231.6             159.3             234.1
                                          ------------------------------------------
Total investing activities                 (32.9)            (64.7)           (235.0)
                                          ------------------------------------------
Total financing activities                  (9.7)            (96.6)               --
                                          ------------------------------------------
Increase (Decrease) in cash
   and cash equivalents                   $189.0            $ (2.0)          $  (0.9)
====================================================================================

Cash flow from operations increased $72.3 in 1996 from 1995 primarily due to working capital changes. Inventories decreased $43.2 from 1995 levels as a result of reduction of inventory associated with the closing of unprofitable stores, combined with concerted efforts to increase inventory turnover and reduce the amount of aged inventory. Accounts payable increased due to timing of merchandise purchases. These increases in working capital were partially offset by decreased accrued liabilities, which resulted primarily from the $48.8 decrease in the store closing reserve.

CAPITAL EXPENDITURES
Payless emphasizes return on net assets and internal rate of return as the principal financial measures in evaluating investments in new stores and remodels.

In 1996 Payless capital expenditures totaled $73.4, including $33.3 for new stores, $20.6 for remodels of existing stores and $19.5 for other necessary improvements. This was offset by increased store disposals in 1996 totaling $40.5, resulting from the store closing activity.

Capital expenditures in 1997 are estimated to be $130.0 including $65.0 to open new Payless and Parade of Shoes stores, $26.0 to remodel existing stores and $39.0 to make other necessary improvements.

FINANCING ACTIVITIES
On September 10, 1996, the Payless Board of Directors authorized the repurchase of up to 460,000 shares of outstanding Payless common stock to avoid the dilutive impact of shares issued under the company's benefit programs. This repurchase was completed on October 23, 1996.

On January 14, 1997, the Payless Board of Directors authorized the repurchase of up to an additional $150 million of outstanding Payless common stock in open-market transactions, subject to receipt of a favorable tax ruling from the Internal Revenue Service and market conditions. The purchased shares will be held in the treasury for future employee benefit plan funding, future acquisitions by the company and other corporate purposes.

Prior to being an independent public company, cash received by Payless in excess of store operating needs was transferred to May on a daily basis. The debt and investment levels prior to the spin-off may not be indicative of debt and investment levels had Payless operated as an independent public company during these periods.

AVAILABLE CREDIT
Payless has in place a $200 million revolving credit facility with a bank syndication group on which no amounts were outstanding February 1, 1997.

FINANCIAL CONDITION RATIOS
The debt-to-capitalization ratio was 1 percent, 1 percent and 2 percent at the end of 1996, 1995 and 1994, respectively. For purposes of the debt-to-capitalization ratio, total debt is defined as current and long-term capital lease obligations. Capitalization is defined as current and long-term capital lease obligations, noncurrent deferred income taxes and shareowners' equity. The debt-to-capitalization ratio, including the present value of future minimum rental payments under operating leases as debt and as capitalization, would be 49 percent, 54 percent and 55 percent in 1996, 1995 and 1994, respectively.

Fixed charge coverage, excluding special and nonrecurring items, was 3.4x, 2.8x and 3.6x in 1996, 1995 and 1994, respectively. Fixed charge coverage is defined as earnings before income taxes, gross interest expense and the interest component of rent expense, divided by gross interest expense and the interest component of rent expense. The fixed charge coverage, including special and nonrecurring items, was 3.2x and 2.0x in 1996 and 1995, respectively.

COMMON STOCK AND MARKET PRICES
The company's common stock is listed on the New York Stock Exchange. The quarterly per-share price ranges of the common stock for 1996 were:

                       -------------------------------
                                     1996
                                 Market Price
Quarter<F*>              High                    Low
------------------------------------------------------
Second                 $34                     $25
Third                   37 7/8                  31 3/8
Fourth                  41 3/4                  33 1/4
Year                    41 3/4                  25
======================================================

<F*>Payless ShoeSource was a subsidiary of The May Department Stores Company for the first quarter of 1996.

Payless has not paid a dividend on its common shares since its spin-off from May in May 1996. Payless has no present intention of commencing dividend payments.

As of February 1, 1997, there were approximately 70,000 Payless common shareowners.
                                                                             15

[The following "Consolidated Statements of Earnings" section is a reproduction of the same named section included in the paper format Annual Report on pages 16-18.]

Consolidated Statements of Earnings
-----------------------------------
(dollars in millions, except per share)
                                                    --------------------------------------------
                                                      1996             1995<F*>           1994
------------------------------------------------------------------------------------------------
Net retail sales                                    $2,333.7          $2,330.3          $2,116.4
                                                    --------------------------------------------
Cost of sales                                        1,660.9           1,693.4           1,492.3
Selling, general and administrative expenses           487.3             475.2             405.9
Special and nonrecurring items                          12.6              71.8                --
Interest (income) expense, net                          (6.2)              1.0               1.1
                                                    --------------------------------------------
Total cost of sales and expenses                     2,154.5           2,241.4           1,899.3
                                                    --------------------------------------------
Earnings before income taxes                           179.1              88.9             217.1
Provision for income taxes                              71.4              34.9              85.6
                                                    --------------------------------------------
Net earnings                                        $  107.7          $   54.0          $  131.5
                                                    ============================================
Net earnings per common share                       $   2.68          $   1.34          $   3.26
================================================================================================

<F*>1995 contains 53 weeks.
See Notes to Consolidated Financial Statements.


Consolidated Statements of Shareowners' Equity
----------------------------------------------
(dollars in millions, shares in thousands, unless otherwise noted)
                               -------------------------------------------------------------------------------------------
                                           Outstanding           Additional     Unearned                         Total
                                           Common Stock           Paid-in      Restricted      Retained       Shareowners'
                                      Shares        Dollars       Capital        Stock         Earnings         Equity
--------------------------------------------------------------------------------------------------------------------------
Balance at January 29, 1994               --          $--          $  --         $   --         $661.1          $661.1

Net earnings                                                          --                         131.5           131.5
Net transfers with May                                                --                           1.3             1.3
                               -------------------------------------------------------------------------------------------
Balance at January 28, 1995               --           --             --             --          793.9           793.9

Net earnings                              --           --             --             --           54.0            54.0
Net transfers with May                    --           --             --                         (95.0)          (95.0)
                               -------------------------------------------------------------------------------------------
Balance at February 3, 1996               --           --             --             --          752.9           752.9

Net earnings                                           --             --             --          107.7           107.7
Shares issued, spin-off               39,971           .4             --             --            (.4)             --
Stock issued under restricted
   stock plan, net                       409           --           12.0          (12.0)            --              --
Amortization of unearned
   restricted stock                       --           --             --            8.9             --             8.9
Purchase of common stock                (460)          --             --             --          (16.5)          (16.5)
                               -------------------------------------------------------------------------------------------
Balance at February 1, 1997           39,920          $.4          $12.0         $ (3.1)        $843.7          $853.0
==========================================================================================================================

Outstanding common stock excludes shares held in treasury. At February 1, 1997, 39.9 million shares were outstanding and 1.1 million shares were held in treasury. At May 4, 1996, 40.4 million shares were outstanding and .6 million shares were held in treasury.

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
---------------------------
(dollars in millions)
                                                                  -------------------------------
                                                                  February 1,         February 3,
                                                                     1997                1996
-------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                       $  193.6           $    4.6
   Accounts receivable                                                  4.4                4.4
   Merchandise inventories                                            354.8              398.0
   Other current assets                                                 5.4                4.2
   Current deferred income taxes                                       34.0               39.7
                                                                  -------------------------------
Total current assets                                                  592.2              450.9

Property and equipment:
   Land                                                                 5.3                6.5
   Buildings and leasehold improvements                               545.1              574.0
   Furniture, fixtures and equipment                                  275.7              278.7
   Property under capital leases                                        8.0                9.3
                                                                  -------------------------------
   Total property and equipment                                       834.1              868.5
   Accumulated depreciation and amortization                         (331.6)            (308.5)
                                                                  -------------------------------
   Property and equipment                                             502.5              560.0

Goodwill                                                                2.8                2.9
Other assets                                                            0.4                0.5
                                                                  -------------------------------
Total assets                                                       $1,097.9           $1,014.3
                                                                  ===============================
Liabilities and Shareowners' Equity
Current liabilities:
   Current maturities of capital lease obligations                 $    1.3           $    1.3
   Accounts payable                                                    82.9               65.0
   Accrued expenses                                                   119.1              152.6
                                                                  -------------------------------
Total current liabilities                                             203.3              218.9

Capital lease obligations                                               8.2               10.3
Deferred income taxes                                                   6.1                8.9
Other liabilities                                                      27.3               23.3

Shareowners' Equity:
   Common stock, $.01 par value, 41,000,000 shares authorized
      and issued; 39,919,635 shares outstanding                          .4                 --
   Additional paid-in capital                                          12.0                 --
   Unearned restricted stock                                           (3.1)                --
   May equity investment                                                 --              752.9
   Retained earnings                                                  843.7                 --
                                                                  -------------------------------
Total shareowners' equity                                             853.0              752.9
                                                                  -------------------------------
Total liabilities and shareowners' equity                          $1,097.9           $1,014.3
=================================================================================================
See Notes to Consolidated Financial Statements.

                                                                             17

Consolidated Statements of Cash Flows
-------------------------------------
(dollars in millions)
                                                                  ------------------------------------------
                                                                   1996              1995              1994
------------------------------------------------------------------------------------------------------------
Operating Activities:
Net earnings                                                      $107.7            $ 54.0           $ 131.5
Adjustments for noncash items included in net earnings:
   Depreciation and amortization                                    90.3              95.3              77.0
   Deferred income taxes                                             2.9              (0.3)             11.7
   Special and nonrecurring items                                     --              71.8                --
   Tax benefit on special and nonrecurring charges                    --             (28.2)               --
Accounts receivable, net                                             0.1               0.2              (0.6)
Merchandise inventories                                             43.2              (4.1)            (20.4)
Other current assets                                                (1.1)              4.7              (6.9)
Accounts payable                                                    17.9             (36.5)             11.1
Accrued expenses                                                   (33.5)              1.2              26.4
Other assets and liabilities, net                                    4.1               1.2               4.3
                                                                  ------------------------------------------
Total operating activities                                         231.6             159.3             234.1
                                                                  ------------------------------------------
Investing Activities:
Capital expenditures                                               (73.4)            (95.4)           (255.2)
Disposition of property and equipment                               40.5              30.7              21.5
Other                                                                 --                --              (1.3)
                                                                  ------------------------------------------
Total investing activities                                         (32.9)            (64.7)           (235.0)
                                                                  ------------------------------------------
Financing Activities:
Repayment of capital lease obligations                              (2.1)             (1.6)             (1.3)
Purchase of common stock, net                                       (7.6)               --                --
Net transactions with May                                             --             (95.0)              1.3
                                                                  ------------------------------------------
Total financing activities                                          (9.7)            (96.6)               --
                                                                  ------------------------------------------
Increase (Decrease) in cash and cash equivalents                   189.0              (2.0)             (0.9)

Cash and cash equivalents, beginning of year                         4.6               6.6               7.5
                                                                  ------------------------------------------
Cash and cash equivalents, end of year                            $193.6            $  4.6           $   6.6
                                                                  ==========================================
Cash paid during the year:
   Interest                                                       $  1.4            $  1.0           $   1.2
   Income taxes                                                     67.5                --                --
============================================================================================================
See Notes to Consolidated Financial Statements.

[The following "Notes to Consolidated Financial Statements" section is a reproduction of the same named section included in the paper format Annual Report on pages 19-23.]

Notes to Consolidated Financial Statements
------------------------------------------
(dollars in millions, except per share)

Summary of Significant Accounting Policies
DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
Payless ShoeSource, Inc., a Missouri corporation, is the largest family footwear retailer in the United States. As of February 1, 1997, Payless operated 4,236 self-service family shoe stores. Payless stores are located in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. Payless utilizes a network of agents with factories in 13 foreign countries and the United States to source its products, which are manufactured to meet the Payless specifications and standards. Factories in the People's Republic of China are a source of approximately 80 percent of Payless merchandise.

Payless was a subsidiary of The May Department Stores Company until its spin-off was completed on May 4, 1996. The consolidated financial statements for all years presented include entire fiscal year results and the accounts of Payless and all wholly owned subsidiaries.

FISCAL YEAR
The Payless fiscal year ends on the Saturday closest to January 31. Fiscal year 1996 ended on February 1, 1997, and included 52 weeks. Fiscal year 1995, which included 53 weeks, ended February 3, 1996. Fiscal 1994 ended on January 28, 1995, and included 52 weeks. References to years in these financial statements and notes relate to fiscal years rather than calendar years.

RECLASSIFICATION
Certain reclassifications have been made to prior year balances to conform with current year presentation.

NET RETAIL SALES
Net retail sales (sales) represent the sales of all stores operated during the period, are net of returns and exclude sales tax.

COST OF SALES
Cost of sales includes the cost of merchandise sold, buying and occupancy costs.

EARNINGS PER SHARE
For 1996 earnings per share is computed by dividing net earnings by the average common shares outstanding during the period. For periods presented before 1996, earnings per share has been calculated using the number of common shares as of May 4, 1996, the date of the spin-off from May. Average common shares outstanding are 40.2, 40.4 and 40.4 million in 1996, 1995 and 1994, respectively.

CASH AND CASH EQUIVALENTS
Payless considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

ACCOUNTS RECEIVABLE
Sales are made for cash or third party credit; therefore, no customer trade receivables exist. Accounts receivable represents amounts due for damage claims, wholesale of shoes to liquidators and sublease rentals.

MERCHANDISE INVENTORIES
Merchandise inventories are valued by the retail method and are stated at the lower of cost, determined using the first-in, first-out (FIFO) basis, or market.

PROPERTY AND EQUIPMENT
Property and equipment are recorded at cost. Property and equipment are depreciated on a straight-line basis over their estimated useful lives. Investments in properties under capital leases and leasehold improvements are amortized over the shorter of their useful lives or their related lease terms.

GOODWILL
Goodwill represents the excess of cost over the fair value of net tangible assets at the dates of acquisition. Substantially all amounts are amortized using the straight-line method over a 40-year period. Goodwill is presented net of accumulated amortization of $1.8 and $1.7 in 1996 and 1995, respectively.

PREOPENING EXPENSES
Costs associated with the opening of new stores are expensed during the year incurred.

INCOME TAXES
Payless was included in the consolidated tax return filed by May for federal, state and local income tax purposes for the years prior to 1996 and will be included in May's 1996 tax return for the period from February 4, 1996, through May 4, 1996. The provision for income taxes for those periods is calculated on a separate return basis.

LONG-LIVED ASSETS
During 1995 Payless adopted Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment
of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Impairment charges did not have a material effect on the financial statements in 1996.
No impairment charges were recognized in 1995.
                                                                             19

ADVERTISING COSTS
Advertising costs are expensed at the time the advertising takes place. Included in selling, general and administrative expenses are advertising and sales promotion costs of $66.4, $60.6 and $53.4 in 1996, 1995 and 1994, respectively.

DERIVATIVES POLICY
The Payless policy is to use financial derivatives only to reduce risk in conjunction with specific business transactions. Gains and losses related to hedges of firm commitments or anticipated transactions are deferred and recognized in operating results or included in balance sheet amounts when the transactions occur.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. While the financial statements reflect all available information and management's judgment and estimates of current conditions and circumstances and are prepared with the assistance of specialists within and outside Payless, actual results could differ from those estimates.

Relationship with May
Prior to 1996, May provided various services to Payless, including legal, benefit administration, risk management and insurance, income and payroll tax management, and treasury services. In anticipation of the spin-off, Payless became solely responsible for substantially all of these services at the beginning of 1996. May continued to provide tax and treasury services until the spin-off was complete. These financial statements include specific charges from May for legal and risk management and insurance services based upon utilization and are representative of May's actual cost. These charges were $0.4, $4.2 and $3.6 in fiscal years 1996, 1995 and 1994, respectively. These costs could have been different had Payless operated as an independent company during these periods.

Prior to February 4, 1996, cash collected by Payless in excess of store operating needs was transferred to May on a daily basis, and all of the Payless cash requirements were funded by May. The cumulative net impact of these cash transfers and other intercompany transactions were recorded as an intercompany payable to May. Intercompany transactions include amounts paid by May for federal, state and local income taxes, payroll taxes and workers' compensation and general liability claims. Accordingly, the 1995 and 1994 financial statements may not be indicative of the debt or investment structure and related interest expense or income that might have resulted had Payless operated as an independent company.

All intercompany debt owed to May was contributed to May equity investment as of February 3, 1996, and therefore has been deemed to be part of the May equity investment in 1995.

Quarterly Results (Unaudited)
Quarterly results of operations are determined in accordance with the annual accounting policies and include certain items based upon estimates for the entire year.

Summarized quarterly results for the last two years are as follows:

                              ------------------------------------------------------
                                                       1996
Quarter                       First       Second      Third       Fourth      Year
------------------------------------------------------------------------------------
Net retail sales              $601.4      $632.5      $576.8      $523.0    $2,333.7
Cost of sales<F1>              427.1       443.0       408.0       382.6     1,660.9
Net earnings                  $ 24.2      $ 38.9      $ 29.4      $ 15.1    $  107.7
                              ======================================================
Earnings per
   common share               $  .60      $  .96      $  .74      $  .38    $   2.68
====================================================================================

                              ------------------------------------------------------
                                                       1995
Quarter                       First       Second      Third       Fourth      Year
------------------------------------------------------------------------------------
Net retail sales              $569.6      $622.7      $586.4      $551.6    $2,330.3
Cost of sales<F1>              404.2       447.2       425.1       416.8     1,693.4
Net earnings<F2>              $ 26.5      $ 34.2      $ 25.7      $(32.4)   $   54.0
                              ======================================================
Earnings per
   common share               $  .66      $  .84      $  .64      $ (.80)   $   1.34
====================================================================================

<F1>Certain expenses related to asset disposals have been reclassified from
    SG&A to cost of sales for 1995 and 1996.

<F2>Net earnings, excluding special and nonrecurring items, are $11.1 for the fourth quarter and $97.5 for the full year.

Special and Nonrecurring Items
During the 1995 fourth quarter, in connection with the spin-off, Payless committed to close or relocate underperforming stores during 1996. In addition, Payless implemented a plan to reduce central office overhead by means of a personnel reduction and initiation of expense control programs. A pretax special and nonrecurring charge of $71.8 was recorded for these initiatives. During 1996, Payless closed or relocated 484 underperforming stores and restructured the central office at a cost of $48.8. The remaining $23.0 reserve will be used to cover remaining lease buyouts, holding costs and fixed asset write-offs for the stores closed in 1996. In addition, it will fund closing costs of an estimated 40 additional underperforming stores to be closed in the spring of 1997.

In connection with the spin-off, Payless initiated a Spin-off Stock Plan and a Spin-off Cash Plan as retention programs. Under these plans, Payless committed to pay out 408,558 shares of restricted stock and cash payments ranging from 10 percent to 37.5 percent of certain associates' base salaries. These retention incentives are contingent upon continued employment for up to two years after May 4, 1996. The costs related to these incentives are being expensed as earned during the retention period: $12.6 in 1996, and $4.6 in 1997, and $0.8 in 1998.

Profit Sharing
As of April 1, 1996, Payless associates began to participate in the Payless Profit Sharing Plan (Payless Plan). Substantially all of the associates' balances in The May Department Stores Company Profit Sharing Plan (May
Plan), including amounts invested in May common stock, were transferred to the Payless Plan.

Contributions to the Payless Plan are related to Payless performance each year. At management's discretion each year, Payless expects to contribute 2.5 percent of its pretax net earnings to the Payless Plan. Associates may voluntarily contribute to the Payless Plan on both a before-tax and after-tax basis. Total profit sharing expense was $4.6 in 1996. Payless profit sharing expenses under the May Plan were $1.8 and $2.3 in 1995 and 1994, respectively.

Retirement
Payless has no tax-qualified retirement plan. Before the spin-off, May Retirement Plan expenses were charged to Payless by May based upon the actuarially determined portion of Payless service costs. The expense charged to Payless was $3.6 in 1995, and $3.1 in 1994.

Payless associates who were covered by the May Retirement Plan prior to the spin-off date will continue to vest in the benefits earned under that plan. Benefits accrued through the spin-off date have been "frozen" and will be paid out in the future.

Payless has a supplementary retirement plan (Supplementary Plan) generally covering associates who, at one time, had compensation in a calendar year equal to at least twice the amount of "wages" then subject to the payment of old age, survivor and disability insurance (Social Security) taxes. The Supplementary Plan is unfunded. The accumulated benefit obligation of $1.6 is included in other liabilities at February 1, 1997.

Taxes
The provision for income taxes for the last three years consists of the following:

                               --------------------------------------
                                1996             1995            1994
---------------------------------------------------------------------
Current provision:
   Federal                     $49.2            $50.7           $62.6
   State and local              11.4             11.0            15.1
                               --------------------------------------
Taxes currently payable         60.6             61.7            77.7
                               --------------------------------------
Deferred provision:
   Federal                       8.7            (22.0)            6.5
   State and local               2.1             (4.8)            1.4
                               --------------------------------------
Deferred taxes                  10.8            (26.8)            7.9
                               --------------------------------------
Total provision                $71.4            $34.9           $85.6
=====================================================================

                                                                             21

The reconciliation between the statutory federal income tax rate and the effective income tax rate for the last three years is as follows:

                                       ---------------------------------
                                       1996         1995           1994
------------------------------------------------------------------------
Statutory federal income tax rate      35.0%        35.0%          35.0%
State and local income taxes            7.5          7.0            7.6
Federal tax benefit of state and
   local income taxes                  (2.6)        (2.5)          (2.6)
Other, net                             (0.0)        (0.2)          (0.6)
                                       ---------------------------------
Effective income tax rate              39.9%        39.3%          39.4%
========================================================================

Major components of deferred tax assets and (liabilities) are as follows:

                                                   ------------------------------
                                                   February 1,        February 3,
                                                      1997               1996
---------------------------------------------------------------------------------
Accrued expenses and reserves                        $ 39.4             $ 40.3
Depreciation/amortization and basis differences       (13.8)             (14.5)
Other deferred income tax liabilities, net              2.3                5.0
                                                   ------------------------------
Net deferred income taxes                              27.9               30.8
Net current deferred income tax assets                 34.0               39.7
                                                   ------------------------------
Noncurrent deferred income taxes                     $ (6.1)            $ (8.9)
=================================================================================

Taxes other than income taxes consist of:

                                        ------------------------------------
                                         1996            1995           1994
----------------------------------------------------------------------------
Payroll                                 $31.1           $31.4          $27.4
Real estate and personal property        29.7            31.2           26.2
                                        ------------------------------------
Total                                   $60.8           $62.6          $53.6
============================================================================

Accrued Expenses
Components of accrued expenses include:

                                             ---------------------------
                                             February 1,     February 3,
                                                1997            1996
------------------------------------------------------------------------
Insurance costs                                $ 30.1          $ 27.3
Special and nonrecurring charges                 23.0            68.4
Profit sharing, bonus, retention                 19.9             2.6
Taxes other than income                          14.2            19.3
Construction costs                               14.1             9.6
Other operating expenses                          8.5            16.7
Interest and rent expense                         5.8             5.7
Salaries, wages and employee benefits             3.5             3.0
                                             ---------------------------
Total                                          $119.1          $152.6
========================================================================

Lines of Credit
Payless has in place a $200 unsecured revolving credit facility with a bank syndication group. At February 1, 1997, there were no amounts outstanding.

Lease Obligations
Payless leases substantially all of its stores. Rental expense for the Payless operating leases consist of:

                                       ---------------------------------------
                                        1996             1995            1994
------------------------------------------------------------------------------
Minimum rentals                        $217.8           $221.3          $184.7
Contingent rentals based on sales         2.7              3.0             4.2
                                       ---------------------------------------
Real property rentals                   220.5            224.3           188.9
Equipment rentals                         0.8              0.7             0.6
                                       ---------------------------------------
Total                                  $221.3           $225.0          $189.5
==============================================================================

Payless has certain lease agreements that include escalating rents over the lease term. Cumulative expense recognized on the straight-line basis in excess of cumulative payments is $27.3, and is included in accrued expenses and other liabilities.

Future minimum lease payments at February 1, 1997, are as follows:

                                          ------------------------------------------
                                          Capital         Operating
                                           Leases          Leases             Total
------------------------------------------------------------------------------------
1997                                       $ 2.2          $  196.9          $  199.1
1998                                         2.2             180.0             182.2
1999                                         2.2             162.9             165.1
2000                                         1.4             142.6             144.0
2001                                         1.4             117.7             119.1
After 2002                                   4.7             257.5             262.2
                                          ------------------------------------------
Minimum lease payments                     $14.1          $1,057.6          $1,071.7
                                          ==========================================
Less imputed interest component              4.6
                                          ------------------------------------------
Present value of net minimum
  lease payments of which $1.3
  is included in current liabilities       $ 9.5
====================================================================================

At February 1, 1997, the present value of operating leases was $817.9.

Property under capital leases is summarized as follows:

                                   -----------------------------
                                   February 1,       February 3,
                                      1997              1996
----------------------------------------------------------------
Cost                                 $ 8.0             $ 9.3
Accumulated amortization              (5.6)             (6.0)
                                   -----------------------------
Total                                $ 2.4             $ 3.3
================================================================

Stock Compensation Plans
Under the Payless 1996 Stock Incentive Plan (the Plan), officers and key employees may be granted stock options and other stock-based awards. A total of 2,800,000 shares of Payless common stock has been authorized to be issued under the Plan. As of February 1, 1997, options for 499,344 shares were outstanding under the Plan, including options for 185,994 shares, which represent options that had previously been issued to Payless employees under the stock incentive plan of The May Department Stores Company and were converted to options under the Payless Plan at the rate of 1.25 Payless options for every May option. The Payless options converted from May options and some of the options granted to senior officers of Payless have an exercise price equal to the average of the high and low trading prices of Payless stock for each of the first 30 days on which the stock was traded. All other options have an exercise price equal to the average of the high and low trading prices of the stock on the date the option is granted. Options converted from May become exercisable in installments of 50 percent per year in each of the first two anniversaries of the grant date. The remaining options become exercisable in installments of 25 percent per year on each of the first through the fourth anniversaries of the grant date. All options have a term of 10 years.

The changes in outstanding stock options for the year ended February 1, 1997, were as follows:

                                                           -------------------------
                                                                            Weighted
                                                           Number           Average
                                                             of             Exercise
                                                           Shares             Price
------------------------------------------------------------------------------------
Outstanding at beginning of period (May 4, 1996)                --                --
Converted from May options                                 191,463            $27.03
Granted                                                    321,850            $28.10
Canceled                                                    13,969            $27.58
------------------------------------------------------------------------------------
Outstanding at end of year                                 499,344            $27.70
====================================================================================

Payless applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its Plan. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock and performance-based awards. Had compensation cost for the Payless stock options been determined based upon the fair value at the grant date for awards under its Plan consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, net earnings and earnings per share for Payless would have been reduced by approximately $2.1, or $.05 per share, respectively. Options outstanding at February 1, 1997, have a weighted average contractual life of nine years, and there are no shares exercisable. The weighted average fair value of the options granted during 1996 is estimated at $15.83 on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield of zero, volatility of 30 percent, risk-free interest rate of 6.47 percent and an expected life of 10 years.

Payless also has established restricted stock programs that are designed to retain key management employees and directors. Total shares authorized under these programs were 975,000, of which 408,558 shares were outstanding at February 1, 1997. The majority of shares were issued under the spin-off retention plan of which one-third of the shares were immediately vested at the time of the spin-off. An additional one-third vest on May 4, 1997, and the remainder on May 4, 1998, provided an employee is still employed by Payless on those dates. Compensation expense is recognized over the restricted period, and was $8.9 for the year ending February 1,1997.

Shareowner Rights Plan
Payless has a shareowner rights plan under which a right is attached to each share of Payless common stock. The rights become exercisable only under certain circumstances involving actual or potential acquisitions of Payless common stock by a person or affiliated persons. Depending on the circumstances, if the rights become exercisable, the holder may be entitled to purchase units of Payless preference stock, shares of Payless common stock or shares of the common stock of the acquiring person. The rights will remain in existence until April 30, 2006, unless they are terminated, extended, exercised or redeemed.
                                                                             23

[The following "Report of Independent Public Accountants" section is a reproduction of the same named section included in the paper format Annual Report on page 24.]

Report of Independent Public Accountants
----------------------------------------
To the Board of Directors and Shareowners of Payless ShoeSource, Inc.:

We have audited the accompanying consolidated balance sheet of Payless ShoeSource, Inc. (a Missouri corporation) and subsidiaries as of February 1, 1997, and February 3, 1996, and the related consolidated statements of earnings, shareowners' equity and cash flows for each of the three fiscal years in the period ended February 1, 1997. These financial statements are the responsibility of the Payless management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Payless ShoeSource, Inc. and subsidiaries as of February 1, 1997, and February 3, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 1997, in conformity with generally accepted accounting principles.




                                    /s/ Arthur Andersen LLP
                                    Arthur Andersen LLP
                                    St. Louis, Missouri
                                    February 21, 1997

[The following "Summary of Selected Historical Financial Information"
section is a reproduction of the same named section included in the paper format Annual Report on pages 25-26.]

Summary of Selected Historical Financial Information
----------------------------------------------------
(dollars in millions, except per share)

The following table presents selected historical financial information for Payless. The information presented below reflects periods during which Payless did not operate as an independent company, and, accordingly, certain assumptions were made in preparing this financial information. Therefore, this information may not necessarily reflect the consolidated results of operations or financial position that would have existed if Payless had been an independent company during the periods shown or the future performance of Payless as an independent company. The financial information below should be read in conjunction with the consolidated financial statements and the notes in this annual report.

                                        -----------------------------------------------------------------------------
Fiscal Year<F*>                           1996           1995           1994        1993          1992         1991
---------------------------------------------------------------------------------------------------------------------
Statement of Earnings Data:
Net retail sales                        $2,333.7       $2,330.3       $2,116.4    $1,966.5      $1,787.8     $1,547.5
Cost of sales<F1>                        1,660.9        1,693.4        1,492.3     1,367.6       1,225.9      1,058.3
Selling, general and
  administrative expenses<F1>              487.3          475.2          405.9       377.2         349.6        308.9
Interest (income) expense, net              (6.2)           1.0            1.1         0.9           0.8          1.3
Special and nonrecurring items              12.6<F2>       71.8<F3>         --          --            --           --
                                        -----------------------------------------------------------------------------
Total cost of sales and expenses         2,154.6        2,241.4        1,899.3     1,745.7       1,576.3      1,368.5
                                        -----------------------------------------------------------------------------
Earnings before income taxes               179.1           88.9          217.1       220.8         211.5        179.0
Provision for income taxes                  71.4           34.9           85.6        88.0          80.4         68.2
                                        -----------------------------------------------------------------------------
Net earnings                            $  107.7       $   54.0<F3>   $  131.5    $  132.8      $  131.1     $  110.8
                                        =============================================================================
Balance Sheet Data:
Working capital                         $  388.9       $  232.0       $  242.8    $  253.5      $  206.1     $  191.7
Property and equipment, net                502.5          560.0          590.6       433.9         383.9        343.5
Total assets                             1,097.9        1,014.3        1,019.8       840.8         732.7        692.7
Total debt                                   9.5           11.5           13.1        14.5          16.1         16.9
Total equity<F4>                           853.0          752.9          793.9       661.0         571.1        530.9
                                        =============================================================================
Other Financial Data:
Capital expenditures                    $   73.4       $   95.4       $  255.2    $  139.8      $  119.3     $  145.6
Present value of operating leases          817.9          885.5          952.1       779.9         688.1        554.0
Earnings before interest, income taxes,
  depreciation and amortization<F5>        263.2          185.2          295.2       288.7         245.2        226.1
Net retail sales growth                      1.4%<F6>      10.1%           7.6%       10.0%         15.5%        13.3%
Store-for-store sales growth                 3.6%          (3.7)%         (0.2)%       1.7%          2.8%         2.6%
Number of stores (at year-end)             4,236          4,549          4,435       3,779         3,570        3,295
=====================================================================================================================

<F*> The Payless fiscal year ends on the Saturday closest to January 31. Fiscal year 1995 includes 53 weeks.

<F1> Certain expenses related to asset disposals have been reclassified from
     SG&A to cost of sales for all years.

<F2> Payless incurred executive retention costs associated with the spin-off that established Payless as an independent public company.

<F3> During the 1995 fourth quarter, in connection with the spin-off, Payless committed to close or relocate underperforming stores during 1996.
     In addition, Payless committed to restructure its central office and other personnel. The 1995 net earnings, excluding special and nonrecurring items, is $97.5.

<F4> Prior to 1996, total equity was the total May equity investment.

<F5> EBITDA should not be considered in isolation or as a substitute for measures of performance or cash generation prepared in accordance with generally accepted accounting principles. See the consolidated financial statements and the accompanying notes.
<F6> Growth percentage based on a 52-week comparison.

                                                                             25

Management's Responsibilty
--------------------------

Report of Management
Management is responsible for the preparation, integrity and objectivity of the financial information included in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Although the financial statements reflect all available information and management's judgment and estimates of current conditions and circumstances, prepared with the assistance of specialists within and outside Payless, actual results could differ from those estimates.

Management has established and maintains a system of accounting and controls to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, that the accounting records provide a reliable basis for the preparation of financial statements, and that such financial statements are not misstated due to material fraud or error. The system of controls includes the careful selection of associates, the proper segregation of duties and the communication and application of formal policies and procedures that are consistent with high standards of accounting and administrative practices. An important element of this system is a comprehensive internal audit program.

Management continually reviews, modifies and improves its systems of accounting and controls in response to changes in business conditions and operations and in response to recommendations in the reports prepared by the independent public accountants and internal auditors.

Management believes that it is essential for Payless to conduct its business affairs in accordance with the highest ethical standards and in conformity with the law. This standard is described in the company's policies on business conduct, which are publicized throughout Payless.

Audit and Finance Committee of the Board of Directors
The Board of Directors, through the activities of its Audit and Finance Committee, participates in the reporting of financial information by Payless. The committee meets regularly with management, the internal auditors and the independent public accountants. The committee reviewed the scope, timing and fees for the annual audit and the results of the audit examinations completed by the internal auditors and independent public accountants, including the recommendations to improve certain internal controls and the follow-up reports prepared by management. The independent public accountants and internal auditors have free access to the committee and the Board of Directors and attend each meeting of the committee.

The members of the Audit and Finance Committee are Thomas A. Hays, Michael E. Murphy and Robert L. Stark. The Audit and Finance Committee reports the results of its activities to the full Board of Directors.

Forward-looking Statements
From time to time, Payless may publish forward-looking statements relating to such matters as anticipated financial perform-ance, business prospects, technological developments, new products, future store openings, possible strategic alternatives and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, Payless notes that a variety of factors could cause its actual results and experience to differ materially from the anticipated results or other expectations expressed in the Payless forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the company's business include, but are not limited to, the following: changes in consumer spending patterns; consumer preferences and overall economic conditions; the impact of competition and pricing; changes in weather patterns; the financial condition of the suppliers and manufacturers from whom Payless sources its merchandise; changes in existing or potential duties, tariffs or quotas; availability of suitable store locations and appropriate terms; and the ability to hire and train associates.

[The following "Shareowner Information" section is a reproduction of the same named section included in the paper format Annual Report on page 28.]

Shareowner Information
----------------------

CORPORATE HEADQUARTERS
Payless ShoeSource, Inc.
3231 S.E. Sixth Street
Topeka, KS 66607-2207
(913) 233- 5171

1997 ANNUAL MEETING
The Annual Meeting of Shareowners will be held at 10:00 a.m., Central Time, on Friday, May 23, 1997, at:

Bradbury Thompson Center
Washburn University
1700 S.W. College
Topeka, KS

COMMON STOCK
Shares of Payless ShoeSource are listed and traded on the New York Stock Exchange. The trading symbol is PSS.

INFORMATION REQUESTS
Copies of the company's annual report to shareowners, the Form 10-K annual report to the Securities and Exchange Commission (SEC), the Form 10-Q quarterly reports to the SEC, monthly sales releases and quarterly earnings releases are available free of charge to shareowners by writing to Corporate Communications/ Investor Relations at the corporate headquarters or by calling the number shown above.

PAYLESS SHOESOURCE ON THE INTERNET
Recent press releases issued by the company and other information are available on our World Wide Web home page. Visit us at http://www.paylessshoesource.com.

SHAREOWNER INQUIRIES
Shareowner inquiries regarding stock transfer, lost certificates or address changes should be directed to the stock transfer agent and registrar, The Bank of New York, as shown below.

Please address shareholder inquiries to:

Shareholder Relations Department - 11E
The Bank of New York
P.O. Box 11258
Church Street Station
New York, NY 10286
(800) 524-4458

Please send certificates for transfer and address changes to:

Receive and Deliver Department - 11W
The Bank of New York
P.O. Box 11002
Church Street Station
New York, NY  10286

The e-mail address for the bank is:
shareowner-svcs@Email.bony.com.

Securities analysts, shareowners and investment professionals should direct inquiries regarding Payless ShoeSource and its business to Steve Frazier, Vice President - Corporate Development, at the corporate headquarters by calling (913) 295-6078.