Form 10-K, Exhibit 13
period 1998-01-31
PAYLESS SHOESOURCE INC
filed 1998-04-21
CIK 1008802

                                                                    EXHIBIT 13.1












                      1997 ANNUAL REPORT TO SHAREHOLDERS
                                      OF
                           PAYLESS SHOESOURCE, INC.
              (SELECTED PORTIONS TO BE INCORPORATED BY REFEFENCE)

                              1997 Annual Report

Management's Discussion and Analysis

In May 1996, Payless ShoeSource, Inc. (Payless, or the Company) was spun off from The May Department Stores Company (May Company). In the second year of reporting sales and earnings as an independent public company, we achieved improvements in total sales, same-store sales, net earnings, and earnings per share.

Sales for Payless increased to $2.57 billion in fiscal 1997, from $2.33 billion in 1996, an increase of 10.0 percent. Same-store sales for 1997 increased 5.6 percent. Same-store sales were balanced and consistently positive for the four quarters of fiscal 1997 with increases of 6.4 percent, 7.2 percent, 5.2 percent and 3.4 percent, respectively. Payless generated $3.35 in basic earnings per share in 1997, a 25.0 percent increase over 1996 basic earnings per share of $2.68. Net earnings totaled $128.9 million compared with $107.7 million in 1996, an increase of 19.7 percent. Return on sales was 5.0 percent in 1997, up from
4.6 percent in 1996. Return on equity improved to 15.1 percent in 1997 from 14.3 percent in 1996. Return on net assets rose to 17.3 percent in 1997 from 15.5 percent in 1996.

In March 1997 Payless acquired the Parade of Shoes division from J. Baker, Inc. for approximately $28 million in cash. Parade of Shoes sells women's footwear and accessories in 175 stores in 14 states. Parade of Shoes offers, in self-service stores, fashionable women's dress, casual and athletic footwear priced from $20 to $40 a pair. Payless operates Parade of Shoes as a separate division supported by existing Payless sourcing, distribution, information systems, real estate, human resources and financial organizations. The Parade of Shoes acquisition has been accounted for as a purchase, and accordingly, the operating results of the acquired stores have been included in the Company's consolidated results since the acquisition date.

During 1997 Payless opened 158 Payless ShoeSource stores, including stores in Canada, Guam and Saipan, and closed 138 underperforming stores. During 1997 Parade of Shoes opened eight stores, in addition to the 186 stores acquired, and closed 19 underperforming stores. Year-end store count for 1997 was 4,256 Payless ShoeSource stores and 175 Parade of Shoes stores compared with 4,236 Payless ShoeSource stores a year earlier.

The Company's expansion plans for 1998 include a net increase of 120 Payless ShoeSource stores. The Parade of Shoes 1998 expansion plans include a net increase of 65 stores. In addition, 125 Parade of Shoes stores are scheduled to be remodeled. By 2001 Payless plans to add 345 net Payless ShoeSource stores and 365 net Parade of Shoes stores. During this period, Payless plans to invest $236 million for new stores and plans to spend an additional $91 million to remodel existing stores. These are the major components of a projected $504 million capital plan. Payless intends to finance these expansions from operating cash flows.

The following discussion summarizes the significant factors affecting operating results for the fiscal years ended January 31, 1998 (1997), February 1, 1997
(1996), and February 3, 1996 (1995). Results for 1995 have been presented as if Payless were an independent public company. This discussion and analysis should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report.

Review of Operations
Net Earnings
Net earnings totaled $128.9 million in 1997 compared with $107.7 million in 1996 and $54.0 million in 1995. Return on sales was 5.0 percent, 4.6 percent and 2.3 percent for 1997, 1996 and 1995, respectively.

Results for the past three years were as follows:


(dollars in                   1997(1)                      1996(1)                   1995(1)
millions, except                        % of                      % of                       % of
per share)                $            Sales            $        Sales            $          Sales
----------------------------------------------------------------------------------------------------
Net retail sales    $   2,566.9         100.0     $   2,333.7       100.0     $   2,330.3      100.0
Cost of sales           1,796.8          70.0         1,660.9        71.1         1,693.4       72.7
Selling,
  general and
  administrative
  expenses                560.0          21.8           487.3        20.9           475.2       20.4
Special and
  nonrecurring
  items                     4.7(2)        0.2            12.6(2)      0.5            71.8(3)     3.1
Interest (income)
  expense, net             (8.9)         (0.3)           (6.2)       (0.2)            1.0         --
----------------------------------------------------------------------------------------------------
Earnings before
  income taxes            214.3           8.3           179.1         7.7            88.9        3.8
----------------------------------------------------------------------------------------------------
Provision for
  income taxes             85.4          39.9(4)         71.4         3.9(4)         34.93      39.3(4)

Net earnings        $     128.9           5.0     $     107.7         4.6     $      54.0(3)     2.3
----------------------------------------------------------------------------------------------------
Basic earnings
  per share         $       3.35                  $       2.68                $       1.34
----------------------------------------------------------------------------------------------------

Diluted earnings
  per share         $       3.31                  $       2.67                 $      1.34
----------------------------------------------------------------------------------------------------

(1) The Payless fiscal year ends on the Saturday closest to January 31. Fiscal year 1995 contained 53 weeks.
(2) Executive retention costs associated with the spin-off.
(3) During the 1995 fourth quarter, in connection with the spin-off, Payless committed to close or relocate underperforming stores.
(4) Effective income tax rate.


Net Retail Sales
Net retail sales, on a 52-week basis, represent the sales of stores operating during the period. Same-store sales represent sales of stores open during comparable periods. In 1997 total sales increased 10.0 percent from 1996, consisting of a 9.5 percent increase in unit volume and a 0.5 percent increase in average selling prices. Same-store sales increased 5.6 percent in 1997. In 1996 sales increased 1.4 percent from 1995, consisting of a 1.0 percent reduction in unit volume and a 2.4 percent increase in average selling prices. Same-store sales increased 3.6 percent in 1996.

The sales and same-store sales increases in 1997 over 1996 were the result of achieving positive sales increases in all of the Company's geographic regions; delivery of validated fashion styles and balanced merchandise assortments to the Company's market segment faster than competitors; generally stronger responses to sales promotions based on more effective advertising strategies; and improvements in store operations due to a stronger base of experienced store managers.

The sales and same-store sales increases in 1996 over 1995 reflected a better balance in merchandise assortments, allowing Payless to meet the needs of both its traditional and fashion-oriented customers; the capture of customers from former competitors who went out of business in late 1995; the retention of Payless customers who previously shopped in stores that were closed during the Company's real estate repositioning program; generally stronger consumer spending and economic trends in most major markets; and a recovery in business along the U.S.-Mexico border due to the stabilization of the Mexican peso.

Cost of Sales
Cost of sales includes cost of merchandise sold, buying and occupancy costs. Cost of sales was $1.80 billion in 1997 compared with $1.66 billion in 1996, an
8.2 percent increase. As a percent of net retail sales, cost of sales was 70.0 percent in 1997 compared with 71.1 percent in 1996. Higher gross margins in 1997 reflect improved merchandise margins and leverage of occupancy costs gained through positive same-store sales.

Cost of sales was $1.66 billion in 1996 compared with $1.69 billion in 1995, a
1.9 percent decrease. As a percent of net retail sales, cost of sales was 71.1 percent in 1996 compared with 72.7 percent in 1995. Higher gross margins in 1996 reflect improved markdown performance obtained by paring back promotions, while minimizing the impact on sales. Payless also reduced occupancy expense rates by closing underperforming stores.

Selling, General and Administrative Expenses
Selling, general and administrative expenses were $560.0 million in 1997 compared with $487.3 million in 1996, a 14.9 percent increase. As a percent of net retail sales, selling, general and administrative expenses were 21.8 percent for 1997 compared with 20.9 percent in 1996. A modest increase in advertising, start-up and operational costs associated with the Parade of Shoes division; increased stores payroll; and investments in infrastructure and systems to support future growth accounted for the majority of the increase.

Selling, general and administrative expenses were $487.3 million in 1996 compared with $475.2 million in 1995, a 2.5 percent increase. As a percent of net retail sales, selling, general and administrative expenses were 20.9 percent for 1996 compared with 20.4 percent in 1995. The increase was due principally to increased payroll in stores to improve the retention of store managers, added costs associated with being an independent public company, higher costs related to the Payless performance-based compensation program as a result of the stronger same-store sales in 1996, and increased advertising in the fourth quarter of 1996 to support sales during the shortened holiday season.

Interest (Income) Expense
During 1997 and 1996, short-term investment of available cash balances generated interest income. In 1995 cash received by Payless in excess of store operating needs was transferred to May Company on a daily basis; therefore, no interest income was generated. Interest expense is related to capitalized lease obligations.

(dollars in millions)           1997      1996     1995
--------------------------------------------------------
Interest expense                 $   1.2  $  1.2  $  1.0
Interest income                    (10.1)   (7.4)     --
--------------------------------------------------------
Interest (income) expense, net   $  (8.9) $ (6.2) $  1.0
--------------------------------------------------------

Special and Nonrecurring Items
During the 1995 fourth quarter, in connection with the spin-off from May Company, Payless committed to close or relocate underperforming stores and to

(Alejandra Ramirez
Selling Star Store Manager
Western Divison)

"Parents appreciate the special
attention and help they get at
our Payless Kids store, and, of
course, they love our prices.                      [PHOTO]
But children come to Payless
for the latest fashions.  We keep
everyone happy with great
values for the whole family."

implement a plan to reduce central office overhead by means of a personnel reduction program. A pretax special and nonrecurring charge of $71.8 million was recorded in 1995 for these initiatives. The original $71.8 million charge was sufficient for management to execute and complete the plans to close or relocate underperforming stores and restructure the central office during 1995, 1996 and 1997. No additional charges for these initiatives were recorded in 1996 or 1997. As of January 31, 1998, the entire special and nonrecurring charge of $71.8 million had been utilized.

Also in connection with the spin-off from May Company, Payless initiated the Payless ShoeSource, Inc. Spin-off Stock Plan and the Payless ShoeSource, Inc. Spin-off Cash Plan as retention programs. Under these retention programs, Payless committed to pay out 408,558 shares of restricted stock and cash payments ranging from 10.0 percent to 37.5 percent of certain associates' base salaries. These retention incentives are contingent upon continued employment for up to two years after May 4, 1996. The costs related to these incentives are expensed as earned during the retention period. The amount of expense for retention incentives recorded as special and nonrecurring items was $4.7 million and $12.6 million in 1997 and 1996, respectively. The estimate of retention incentive expense for 1998 is $0.8 million.

Net earnings, excluding the special and nonrecurring charges, would have been $131.6 million, $115.3 million and $97.5 million for 1997, 1996 and 1995, respectively.

Income Taxes
The effective income tax rates were 39.9 percent, 39.9 percent and 39.3 percent in 1997, 1996 and 1995, respectively. The 1997 effective income tax rate was consistent with 1996. The increase in the 1996 effective income tax rate to 39.9 percent from 39.3 percent in 1995 related to slightly higher state income tax rates and the discontinuation of the Federal Targeted Jobs Tax Credit.

Impact of Inflation
Historically, sales growth and earnings for Payless have not been materially impacted by inflation.

Review of Financial Condition
Return on Equity
Return on equity (computed as net earnings divided by beginning shareowners' equity) is the Company's principal measure in evaluating performance for shareowners and its ability to invest shareowners' funds profitably. Return on beginning equity was 15.1 percent in 1997 compared with 14.3 percent in 1996 and
6.8 percent (12.3 percent excluding the special and nonrecurring items) in 1995. The 1995 return on beginning equity was computed using financial results stated as if Payless were an independent public company. The 1997 debt-to-capitalization ratio (including present value of future minimum rental payments under operating leases - PVOL) was 50.1 percent compared with 49.2 percent for 1996.

Return on Net Assets
Return on net assets measures performance independent of capital structure. Return on net assets represents pretax earnings before net interest expense and the interest component of operating leases, divided by beginning of year net assets (including PVOL). Return on net assets was 17.3 percent in 1997 compared with 15.5 percent in 1996 and 13.9 percent in 1995.

Cash Flow
At $242.8 million, cash flow from operations showed continuing strength during 1997. This figure represented 9.5 percent of net sales in 1997 compared with
10.3 percent in 1996 and 6.8 percent in 1995. Internally generated funds will continue to be the most important component of the Company's capital resources and are expected to fund capital expansion. Sources and (uses) of cash flows are summarized below:

(dollars in millions)                    1997      1996     1995
--------------------------------------------------------------------
Net earnings and noncash items        $  215.1  $  209.8  $  192.6
Working capital increase (decrease)       27.7      30.7     (33.3)
Investing activities                     (74.8)    (32.9)    (64.7)
Purchase of common stock                (150.0)    (16.5)       --
Net transactions with May Company         --        --       (95.0)
Other financing activity                  (1.6)     (2.1)     (1.6)
--------------------------------------------------------------------
Increase (Decrease) in cash
   and cash equivalents               $   16.4  $  189.0  $   (2.0)
--------------------------------------------------------------------

Capital Expenditures
In 1997 Payless capital expenditures totaled $85.4 million, including $33.4 million for new stores, $20.6 million to remodel existing stores and $31.4 million for other necessary improvements. These expenditures were offset by store disposals totaling $10.6 million. Payless expects that capital expenditures in 1998 will be approximately $143 million, including $68 million to open new stores, $29 million to remodel existing stores and $46 million to make other necessary improvements.

Financing Activities
In January 1997 the Payless Board of Directors authorized the repurchase of up to $150 million of outstanding Payless common stock in open-market transactions. In September 1997 Payless completed the $150 million repurchase (having purchased approximately 2.8 million shares).


(Roosevelt Fleurimey
Selling Star Store Manager
Southeast Division)

"Payless sells shoes for everyone.
Young people know they can
always find fashionable shoes                      [PHOTO]
at affordable prices.  Now,
men shop more and more
at payless for the same
good values."

In September 1997 the Payless Board of Directors authorized the repurchase of up to an additional $150 million of outstanding Payless common stock in open-market transactions, subject to market conditions and receipt of a favorable tax ruling from the Internal Revenue Service, which Payless received in March 1998. The purchased shares will be held in the treasury for general corporate purposes.

Available Credit
Payless has in place a $200 million unsecured revolving credit facility with a bank syndication group on which no amounts were drawn down as of January 31, 1998.

Financial Condition Ratios
The debt-to-capitalization ratio was 1.0 percent at the end of 1997, 1996 and 1995. For purposes of the debt-to-capitalization ratio, total debt is defined as current and long-term capital lease obligations.

Capitalization is defined as current and long-term capital lease obligations, noncurrent deferred income taxes and shareowners' equity. The debt-to-capitalization ratio, including the present value of future minimum rental payments under operating leases as debt and as capitalization, would be
50.1 percent, 49.1 percent and 54.1 percent in 1997, 1996 and 1995, respectively.

Fixed charge coverage, excluding special and non-recurring items, was 3.6x, 3.4x and 2.8x in 1997, 1996 and 1995, respectively. Fixed charge coverage is defined as earnings before income taxes, gross interest expense and the interest component of rent expense, divided by gross interest expense and the interest component of rent expense. The fixed charge coverage, including special and nonrecurring items, was 3.5x, 3.2x and 2.0x in 1997, 1996 and 1995, respectively.

Common Stock and Market Prices
The Company's common stock is listed on the New York Stock Exchange under the trading symbol PSS. The quarterly per-share high and low closing prices for the common stock during each of the fiscal quarters of the 1997 and 1996 fiscal years were:

                      1997                      1996
                  Market Price              Market Price
Quarter        High           Low       High            Low
---------------------------------------------------------------
First     $44           $35 3/4           *              *
Second     62 7/8        44 1/8       $34             $25*
Third      64 1/4        55 3/4        37 7/8          31 3/8
Fourth     69 5/8        56 1/2        41 3/4          33 1/4
---------------------------------------------------------------
Year      $69 5/8       $35 3/4       $41 3/4         $25
---------------------------------------------------------------

*May Company spun off Payless in the second fiscal quarter of 1996.

Payless has not paid a dividend on its shares of common stock and has no present intention to commence dividend payments. As of January 31, 1998, there were approximately 60,000 Payless common shareowners.

Year 2000
Many existing computer programs were designed and developed without regard for the year 2000 and beyond. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. For Payless, this could disrupt product purchasing and distribution, store operations, finance and other support areas and affect the Company's ability to timely deliver product to stores, thereby causing potential lost sales opportunities.

Payless has evaluated and continues to evaluate the extent to which it believes modifications to its internally engineered computer systems will be necessary to accommodate the year 2000 and is modifying its internally engineered computer systems to enable continued processing of data into and beyond the year 2000. Payless is testing all new purchases of critical computer hardware and software and is obtaining, where feasible, contractual warranties from system vendors that their products are or will be year 2000 compliant. Payless is initiating formal communications with significant suppliers, banks and other business partners to either seek assurances that they will be year 2000 compliant or to formulate contingency plans to protect Payless against their failure to be year 2000 compliant. Payless is taking inventory of and will test critical non-computer equipment to determine whether it is data sensitive and, where appropriate, will seek contractual protections or make contingency plans in an effort to minimize any adverse effect on any such equipment due to the year 2000. Payless expects that all aspects of its year 2000 remedial strategy will be complete before the year 2000, although there can be no assurance that such strategy will be complete or that it will be effective. Spending for modifications is being expensed as incurred and is not expected to have a material impact on the Company's results of operations or cash flows.

Consolidated Statement of Earnings
(dollars in millions, except per share data)

                                                                             1997         1996        1995*
-----------------------------------------------------------------------------------------------------------
Net retail sales                                                         $2,566.9     $2,333.7     $2,330.3
-----------------------------------------------------------------------------------------------------------
Cost of sales                                                             1,796.8      1,660.9      1,693.4
Selling, general and administrative expenses                                560.0        487.3        475.2
Special and nonrecurring items                                                4.7         12.6         71.8
Interest (income) expense, net                                               (8.9)        (6.2)         1.0
-----------------------------------------------------------------------------------------------------------
Total cost of sales and expenses                                          2,352.6      2,154.6      2,241.4
-----------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                214.3        179.1         88.9
Provision for income taxes                                                   85.4         71.4         34.9
-----------------------------------------------------------------------------------------------------------
Net earnings                                                             $  128.9     $  107.7     $   54.0
-----------------------------------------------------------------------------------------------------------
Basic earnings per share                                                 $   3.35     $   2.68     $   1.34
-----------------------------------------------------------------------------------------------------------
Diluted earnings per share                                               $   3.31     $   2.67     $   1.34
-----------------------------------------------------------------------------------------------------------


*1995 contained 53 weeks.

See Notes to Consolidated Financial Statements.


Consolidated Statement of Shareowners' Equity
(dollars in millions, shares in thousands, unless otherwise noted)



                                    Outstanding
                                   Common Stock         Additional         Unearned                                Total
                                 ----------------          Paid-in       Restricted            Retained      Shareowners'
                                 Shares   Dollars          Capital            Stock            Earnings           Equity
---------------------------------------------------------------------------------------------------------------------------
Balance at January 28, 1995          --     $ --             $  --         $     --            $  793.9         $  793.9

Net earnings                         --       --                --               --                54.0             54.0
Net transfers with May Company       --       --                --                                (95.0)           (95.0)
---------------------------------------------------------------------------------------------------------------------------

Balance at February 3, 1996          --       --                --               --               752.9            752.9

Net earnings                                  --                --               --               107.7            107.7
Shares issued, spin-off          39,971      0.4                --               --                (0.4)              --
Stock issued under restricted
   stock plan, net                  409       --              12.0            (12.0)                 --               --
Amortization of unearned
   restricted stock                  --       --                --              8.9                  --              8.9
Purchase of common stock           (460)      --                --               --               (16.5)           (16.5)
---------------------------------------------------------------------------------------------------------------------------

Balance at February 1, 1997      39,920      0.4              12.0             (3.1)              843.7            853.0

Net earnings                         --       --                --               --               128.9            128.9
Stock issued under restricted
   stock plan, net                  197       --               9.0             (9.0)                 --               --
Amortization of unearned
   restricted stock                  --       --                --              4.5                  --              4.5
Purchase of common stock         (2,785)      --                --               --              (150.0)          (150.0)
---------------------------------------------------------------------------------------------------------------------------

Balance at January 31, 1998      37,332     $0.4             $21.0         $   (7.6)           $  822.6         $  836.4
---------------------------------------------------------------------------------------------------------------------------


Outstanding common stock excludes shares held in treasury. At January 31, 1998,
37.3 million shares were outstanding and 3.7 million shares were held in treasury. At February 1, 1997, 39.9 million shares were outstanding and 1.1 million shares were held in treasury.


See Notes to Consolidated Financial Statements.

                              1997 Annual Report


Consolidated Balance Sheet
(dollars in millions, except shares)

                                                                                           January 31,        February 1,
                                                                                                 1998               1997
---------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                                $   210.0          $   193.6
   Merchandise inventories                                                                      324.6              354.8
   Current deferred income taxes                                                                 16.9               16.6
   Other current assets                                                                          11.4                9.8
---------------------------------------------------------------------------------------------------------------------------

Total current assets                                                                            562.9              574.8

Property and equipment:
   Land                                                                                           4.3                5.3
   Buildings and leasehold improvements                                                         559.3              545.1
   Furniture, fixtures and equipment                                                            279.7              275.7
   Property under capital leases                                                                  7.5                8.0
---------------------------------------------------------------------------------------------------------------------------

   Total property and equipment                                                                 850.8              834.1
   Accumulated depreciation and amortization                                                   (364.1)            (331.6)
---------------------------------------------------------------------------------------------------------------------------

   Property and equipment                                                                       486.7              502.5

Deferred income taxes                                                                            19.9               11.3
Other assets                                                                                      3.5                3.2
---------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                $ 1,073.0          $ 1,091.8
---------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareowners' Equity
Current liabilities:
   Current maturities of capital lease obligations                                          $     1.4          $     1.3
   Accounts payable                                                                              63.8               82.9
   Accrued expenses                                                                             112.9               98.4
---------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                       178.1              182.6

Capital lease obligations                                                                         6.5                8.2
Other liabilities                                                                                52.0               48.0

Shareowners' Equity:
   Preferred stock, $.01 par value; 25,000,000 shares authorized;
     none issued
   Common stock, $.01 par value; 120,000,000 shares authorized; 41,000,000 issued; 37,332,068 and 39,919,635 shares outstanding
     in 1997 and 1996, respectively                                                               0.4                0.4
   Additional paid-in capital                                                                    21.0               12.0
   Unearned restricted stock                                                                     (7.6)              (3.1)
   Retained earnings                                                                            822.6              843.7
---------------------------------------------------------------------------------------------------------------------------
Total shareowners' equity                                                                       836.4              853.0
---------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareowners' equity                                                   $ 1,073.0          $ 1,091.8
---------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                              Payless ShoeSource


Consolidated Statement of Cash Flows
(dollars in millions)

                                                                                 1997            1996               1995
---------------------------------------------------------------------------------------------------------------------------
Operating activities:
Net earnings                                                                  $ 128.9         $ 107.7            $  54.0
Adjustments for noncash items included in net earnings:
     Depreciation and amortization                                               90.6            90.3               95.3
     Amortization of unearned restricted stock                                    4.5             8.9                 --
     Deferred income taxes                                                       (8.9)            2.9               (0.3)
     Special and nonrecurring items                                                --              --               71.8
     Tax benefit on special and nonrecurring items                                 --              --              (28.2)
Merchandise inventories                                                          30.2            43.2               (4.1)
Other current assets                                                             (1.6)           (1.1)               4.9
Accounts payable                                                                (19.1)           17.9              (36.5)
Accrued expenses                                                                 14.5           (34.2)               1.2
Other assets and liabilities, net                                                 3.7             4.9                1.2
---------------------------------------------------------------------------------------------------------------------------
Total operating activities                                                      242.8           240.5              159.3
---------------------------------------------------------------------------------------------------------------------------

Investing activities:
Capital expenditures                                                            (85.4)          (73.4)             (95.4)
Disposition of property and equipment                                            10.6            40.5               30.7
---------------------------------------------------------------------------------------------------------------------------
Total investing activities                                                      (74.8)          (32.9)             (64.7)
---------------------------------------------------------------------------------------------------------------------------

Financing activities:
Repayment of capital lease obligations                                           (1.6)           (2.1)              (1.6)
Purchases of common stock                                                      (150.0)          (16.5)                --
Net transactions with May Company                                                  --              --              (95.0)
---------------------------------------------------------------------------------------------------------------------------
Total financing activities                                                     (151.6)          (18.6)             (96.6)
---------------------------------------------------------------------------------------------------------------------------

Increase (Decrease) in cash and cash equivalents                                 16.4           189.0               (2.0)

Cash and cash equivalents, beginning of year                                    193.6             4.6                6.6
---------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                        $ 210.0         $ 193.6            $   4.6
---------------------------------------------------------------------------------------------------------------------------

Cash paid during the year:
     Interest                                                                 $   2.0         $   1.4            $   1.0
     Income taxes                                                                85.8            67.5                 --
---------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                              1997 ANNUAL REPORT

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies
Description of Business and Basis of Presentation
Payless ShoeSource, Inc. (Payless, or the Company), a Missouri corporation, is the largest family footwear retailer in the United States. As of January 31, 1998, Payless operated 4,256 self-service Payless ShoeSource family shoe stores. Payless ShoeSource stores are located in all 50 states, the District of Columbia, Puerto Rico, Guam, Saipan, the U.S. Virgin Islands and Canada. Payless also operates Parade of Shoes, a 175-store division offering fashionable women's footwear at moderate prices. Payless utilizes a network of agents with factories in 14 foreign countries and the United States to source its products, which are manufactured to meet the Company's specifications and standards. Factories in the People's Republic of China are a source of approximately 80 percent of Payless merchandise.

Payless was a subsidiary of The May Department Stores Company (May Company) until its spin-off in May 1996. The consolidated financial statements for all years presented include entire fiscal year results and the accounts of Payless and all wholly owned subsidiaries.

Fiscal Year
The Payless fiscal year ends on the Saturday closest to January 31.
Fiscal year 1997 ended on January 31, 1998, and included 52 weeks. Fiscal year 1996 ended on February 1, 1997, and included 52 weeks. Fiscal year 1995, which included 53 weeks, ended on February 3, 1996. References to years in these financial statements and notes relate to fiscal years rather than calendar years.



Net Retail Sales
Net retail sales (sales) represent the sales of all stores operated during the period, are net of returns and exclude sales tax.

Cost of Sales
Cost of sales includes the cost of merchandise sold, buying and occupancy costs.

Earnings Per Share
During 1997 Payless adopted Statement of Financial Accounting Standards No. 128, Earnings per Share. Basic earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share includes the effect of conversions of stock options. For 1995 earnings per share was calculated using the number of common shares as of May 4, 1996, the date of the spin-off from May Company.



The following is a reconciliation of the net earnings and shares of the basic and diluted earnings per share:


                                                              For the year ended 1997
------------------------------------------------------------------------------------------
(dollars in millions, except per                        Net                      Per-Share
share data, shares in thousands)                   Earnings          Shares         Amount
------------------------------------------------------------------------------------------
Basic earnings per share                             $128.9          38,443          $3.35
------------------------------------------------------------------------------------------
Effect of dilutive stock options                         --             487             --
------------------------------------------------------------------------------------------
Diluted earnings per share                           $128.9          38,930          $3.31
------------------------------------------------------------------------------------------
                                                              For the year ended 1996
------------------------------------------------------------------------------------------
                                                        Net                      Per-Share
                                                   Earnings          Shares         Amount
------------------------------------------------------------------------------------------
Basic earnings per share                             $107.7          40,220          $2.68
------------------------------------------------------------------------------------------
Effect of dilutive stock options                         --              87             --
------------------------------------------------------------------------------------------
Diluted earnings per share                           $107.7          40,307          $2.67
------------------------------------------------------------------------------------------
                                                              For the year ended 1995
                                                   ---------------------------------------
                                                        Net                      Per-Share
                                                   Earnings          Shares         Amount
------------------------------------------------------------------------------------------
Basic earnings per share                              $54.0          40,365          $1.34
------------------------------------------------------------------------------------------
Effect of dilutive stock options                         --              --             --
------------------------------------------------------------------------------------------
Diluted earnings per share                            $54.0          40,365          $1.34
------------------------------------------------------------------------------------------

(Joseph Sanchez Selling Star Store
Manager Southwest Division)

"Running a productive store is
a team effort.  I concentrate
on building a more effective
team by focusing on associate                  [PHOTO]
satisfaction.  Like our
mission statement says,
success starts with satisfied
associates.  If my associates
get the job done, customers
are happy; after that,
everything else falls into
place.

                              Payless ShoeSource


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

Property and Equipment
Property and equipment are recorded at cost. Property and equipment are depreciated on a straight-line basis over their estimated useful lives. Investments in properties under capital leases and leasehold improvements are amortized over the shorter of their useful lives or their related lease terms. Property and equipment to be held and used or disposed of are reviewed to determine whether the carrying amount of the assets is recoverable.

Insurance Programs
Under the Company's insurance programs, Payless retains its normal expected losses related primarily to workers' compensation, physical loss to property and business interruption resulting from such loss and comprehensive general, product, and vehicle liability, and purchases third party coverage for losses in excess of the normal expected level. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred utilizing independent actuarial assumptions.

Foreign Currency Translation
Local currencies are the functional currencies for all subsidiaries. Accordingly, assets and liabilities of foreign subsidiaries are translated at the rate of exchange at the balance sheet date. Income and expense items of these subsidiaries are translated at average rates of exchange. The foreign currency translation was immaterial.

Pre-opening Expenses
Costs associated with the opening of new stores are expensed during the year incurred.

Income Taxes
Payless was included in the consolidated tax return filed by May Company for federal, state and local income tax purposes for the years prior to 1996 and for the period from February 4, 1996, through May 4, 1996. The provision for income taxes for those periods is calculated on a separate return basis.

Income taxes are accounted for using a balance sheet approach known as the liability method. The liability method accounts for deferred income taxes by applying the statutory tax rates in effect at the date of the balance sheet to differences between the book basis and the tax basis of assets and liabilities. Adjustments to deferred income taxes resulting from statutory rate changes are included within the tax provision in the year of the change.

Advertising Costs
Advertising costs and sales promotion costs are expensed at the time the advertising takes place. Included in selling, general and administrative expenses are advertising and sales promotion costs of $76.0 million, $66.4 million and $60.6 million in 1997, 1996 and 1995, respectively.

Derivatives Policy
The Company's derivatives policy permits the use of financial derivatives only to reduce foreign exchange risk. Gains and losses related to forward foreign exchange contracts used to hedge firm commitments are deferred and recognized in operating results or included in balance sheet amounts when the transactions are settled. The amounts of derivative financial instruments in place during 1997, 1996 and 1995 were immaterial. As of January 31, 1998 and February 1, 1997, there were no derivative financial instruments in place.

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

Reclassification
Certain reclassifications have been made to prior-year balances to conform with the current-year presentation.

Relationship with May Company
Prior to 1996, May Company provided various services to Payless, including legal, benefit administration, risk management and insurance, income and payroll tax management, and treasury services. In anticipation of the spin-off, Payless became solely responsible for substantially all of these services at the beginning of 1996. However, May Company continued to provide income and payroll tax management and treasury services until the spin-off was completed. These financial statements include specific charges from May Company based upon utilization and are representative of May Company's actual cost. These charges were $1.1 million and $4.2 million in fiscal years

(Mel Sadowsky
Selling Star Store Manager
Parade of Shoes Division)

"Participating in the Payless
 Stock Purchase Plan makes me
 feel more like an owner of the
 company. I treat the business                   [PHOTO]
 as if it were my own. My team
 and I directly impact the
 company's success by working
 every day to satisfy our
 customers' footwear needs."


1996 and 1995, respectively. These costs could have been different had Payless operated as an independent public company during these periods.

Quarterly Results (Unaudited)
Quarterly results of operations are determined in accordance with annual accounting policies. They include certain items based upon estimates for the entire year. Summarized quarterly results for the last two years are as follows:

(dollars in millions,
except per share data)                                   1997
-------------------------------------------------------------------------------------------------
Quarter                  First          Second           Third          Fourth              Year
-------------------------------------------------------------------------------------------------
Net retail sales        $645.1          $716.7          $635.7          $569.5          $2,566.9
Cost of sales            447.9           497.3           443.4           408.2           1,796.8
Net earnings            $ 32.4          $ 45.6          $ 33.5          $ 17.4          $  128.9
-------------------------------------------------------------------------------------------------

Basic earnings
   per share(1)         $  .81          $ 1.17          $  .89          $  .47          $   3.35
-------------------------------------------------------------------------------------------------
Diluted earnings
   per share(1)         $  .81          $ 1.15          $  .88          $  .46          $   3.31
-------------------------------------------------------------------------------------------------


(dollars in millions,
except per share data)                                   1996
-------------------------------------------------------------------------------------------------
Quarter                  First          Second           Third          Fourth              Year
-------------------------------------------------------------------------------------------------
Net retail sales        $601.4          $632.5          $576.8          $523.0          $2,333.7
Cost of sales            427.2           443.0           408.0           382.7           1,660.9
Net earnings            $ 24.2          $ 38.9          $ 29.4          $ 15.1          $  107.7
-------------------------------------------------------------------------------------------------
Basic earnings
   per share            $  .60          $  .96          $  .74          $  .38          $   2.68
-------------------------------------------------------------------------------------------------
Diluted earnings
   per share            $  .60          $  .96          $  .73          $  .38          $   2.67
-------------------------------------------------------------------------------------------------

(1) Earnings per share were computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding.

Acquisition
In March 1997 Payless purchased inventory, property and trademarks, and assumed leases on 186 stores of the Parade of Shoes division from J. Baker, Inc. The purchase price was approximately $28 million in cash, funded from operating cash flow. Payless operates Parade of Shoes as a separate division supported by existing Payless sourcing, distribution, information systems, real estate and financial organizations. As of January 31, 1998, Payless operated 175 Parade of Shoes stores in 14 states.

The Parade of Shoes acquisition has been accounted for as a purchase, and accordingly, the operating results of the acquired stores have been included in the Company's consolidated results since the acquisition date. The Parade of Shoes acquisition did not have a material effect on the results of operations or financial position of Payless in 1997.


Special and Nonrecurring Items
During the 1995 fourth quarter, in connection with the spin-off from May Company, Payless committed to close or relocate underperforming stores and implemented a plan to reduce central office overhead by means of a personnel reduction program. A pretax special and nonrecurring charge of $71.8 million was recorded in 1995 for these initiatives. The original $71.8 million charge was sufficient for management to execute and complete the plans to close or relocate underperforming stores and restructure the central office during 1995, 1996 and 1997. No additional charges for these initiatives were recorded in 1996 or 1997. As of January 31, 1998, the entire special and nonrecurring charge of $71.8 million had been utilized.

The special and nonrecurring reserve is included in Accrued Expenses and consists of the following:

                              Original         Feb. 3,          Feb.1,         Jan 31,
(dollars in millions)         Reserve            1996            1997            1998
--------------------------------------------------------------------------------------
Write-off of property
   and equipment                $29.9           $27.9           $ 6.6           $   0
Store closing costs              38.2            38.2            16.4               0
Employee severance costs          3.7             2.3               0               0
--------------------------------------------------------------------------------------
   Total                        $71.8           $68.4           $23.0           $   0
--------------------------------------------------------------------------------------

Also in connection with the spin-off from May Company, Payless initiated the Payless ShoeSource, Inc. Spin-off Stock Plan and the Payless ShoeSource, Inc. Spin-off Cash Plan as retention programs. Under these retention programs, Payless committed to pay out 408,558 shares of restricted stock and cash payments ranging from 10.0 percent to 37.5 percent of certain associates' base salaries. These retention incentives are contingent upon continued employment for up to two years after May 4, 1996. The costs related to these incentives are expensed as earned during the retention period. The amount of expense for retention incentives recorded as special and nonrecurring items was $4.7 million and $12.5 million in 1997 and 1996, respectively. The estimate of retention incentive expense for 1998 is $0.8 million.

Profit Sharing Plan

As of April 1, 1996, Payless associates began to participate in the Payless ShoeSource, Inc. Profit Sharing Plan (Payless Profit Sharing Plan). Substantially all of the associates' balances in The May Department Stores Company Profit Sharing Plan (May Profit Sharing Plan), including amounts invested in May Company common stock, were transferred to the Payless Profit Sharing Plan.

Contributions to the Payless Profit Sharing Plan are related to the Company's performance each year. At the Board of Directors discretion each year, Payless expects to contribute 2.5 percent of its pretax earnings to the Payless Profit Sharing Plan. Associates may voluntarily contribute to the Payless Profit Sharing Plan on both a before-tax and after-tax basis. Total profit sharing expenses were $5.5 million and $4.6 million in 1997 and 1996, respectively. Payless profit sharing expenses under the May Profit Sharing Plan were $1.8 million in 1995.

Retirement Plan

Payless does not have a tax-qualified retirement plan. Before the spin-off, The May Department Stores Company Retirement Plan (May Retirement Plan) expenses were charged to Payless by May Company based upon the actuarially determined portion of Payless service costs. May Company charged Payless $3.6 million in 1995.

Payless associates who were covered by the May Retirement Plan prior to the spin-off date will continue to vest in the benefits earned under that plan. Benefits accrued through the spin-off date have been "frozen" and will be paid out in the future.

Payless has a supplementary retirement plan generally covering associates who, at one time, had compensation in a calendar year equal to at least twice the amount of "wages" then subject to the payment of old age, survivor and disability insurance taxes. The supplementary retirement plan is unfunded. The accumulated benefit obligation, included in other liabilities, was $3.5 million and $2.5 million at January 31, 1998, and February 1, 1997, respectively.

Income Taxes

The provision for income taxes for the last three years consisted of the following:


(dollars in millions)           1997      1996     1995
-----------------------------------------------------------
Current provision:
   Federal                      $73.3      $49.2  $ 50.7
   State and local               21.0       11.4    11.0
-----------------------------------------------------------
Taxes currently payable          94.3       60.6    61.7
-----------------------------------------------------------
Deferred provision (benefit):
   Federal                       (7.3)       8.7   (22.0)
   State and local               (1.6)       2.1    (4.8)
-----------------------------------------------------------
Deferred taxes                   (8.9)      10.8   (26.8)
-----------------------------------------------------------
Total provision                 $85.4      $71.4  $ 34.9
-----------------------------------------------------------

The reconciliation between the statutory federal income tax rate and the effective income tax rate for the last three years was as follows:


                                     1997      1996     1995
--------------------------------------------------------------
Statutory federal income tax rate    35.0%    35.0%    35.0%
State and local income taxes          7.5      7.5      7.0
Federal tax benefit of state and
   local income taxes                (2.6)    (2.6)    (2.5)
Other, net                           (0.0)    (0.0)    (0.2)
--------------------------------------------------------------
Effective income tax rate            39.9%    39.9%    39.3%
--------------------------------------------------------------

Major components of deferred income tax assets and (liabilities) were as follows:



                                              Jan. 31,   Feb. 1,
(dollars in millions)                            1998     1997
------------------------------------------------------------------
Accrued expenses and reserves                   $38.8    $38.2
Depreciation/amortization and basis differences  (2.2)    (8.8)
Other deferred income taxes, net                  0.2     (1.5)
------------------------------------------------------------------
Net deferred income taxes                        36.8     27.9
Net current deferred income taxes                16.9     16.6
------------------------------------------------------------------
Noncurrent deferred income taxes                $19.9    $11.3
------------------------------------------------------------------

[PHOTO]         (Magdalena Lagman
                Selling Star Store Manager
                Northwest Division)

                "Customers appreciate our wide
                 selection, great service and low
                 prices. Many shop the malls for
                 the latest styles, then come to
                 Payless for a similar shoe at a
                 much lower price. They even
                 come to me for fashion tips
                 and help with selecting the
                 right shoes to go with a
                 new outfit."

Accrued Expenses
Components of accrued expenses included:





                                           Jan. 31,  Feb. 1,
(dollars in millions)                          1998     1997
------------------------------------------------------------
Profit sharing, bonus and retention       $   24.1  $  19.9
Store closings and real estate related        19.8      0.9
Construction costs                            16.9     14.1
Taxes other than income                       14.7     14.2
Insurance costs                               10.9     10.1
Rent expense                                   6.8      5.8
Salaries, wages and employee benefits          4.3      2.8
Special and nonrecurring items                --       23.0
Other                                         15.4      7.6
-----------------------------------------------------------
Total                                     $  112.9  $  98.4
-----------------------------------------------------------

Other Liabilities
Major components of other liabilities included:


                                      Jan. 31,   Feb. 1,
(dollars in millions)                     1998      1997
---------------------------------------------------------
Escalating rents                         $24.2    $24.2
Insurance costs                           20.2     20.5
Other                                      7.6      3.3
--------------------------------------------------------
Total                                    $52.0    $48.0
--------------------------------------------------------

Lines of Credit
Payless has in place a $200 million unsecured revolving credit facility with a bank syndication group. At January 31, 1998, there were no amounts outstanding.

Lease Obligations
Payless leases substantially all of its stores. Rental expense for the Payless operating leases consisted of:



(dollars in millions)                1997      1996     1995
---------------------------------------------------------------
Minimum rentals                     $227.1   $217.8    $221.3
Contingent rentals based on sales      3.3      2.7       3.0
-------------------------------------------------------------
Real property rentals                230.4    220.5     224.3
Equipment rentals                      0.8      0.8       0.7
-------------------------------------------------------------

Total                               $231.2   $221.3    $225.0
-------------------------------------------------------------

Certain Payless lease agreements include escalating rents over the lease terms. Cumulative expense recognized on the straight-line basis in excess of cumulative payments was $27.8 million, and is included in accrued expenses and other liabilities.

Future minimum lease payments at January 31, 1998, are as follows:



                                        Capital  Operating
(dollars in millions)                    Leases     Leases   Total
--------------------------------------------------------------------
1998                                      $ 2.2  $  213.8   $  216.0
1999                                        2.2     194.1      196.3
2000                                        1.3     169.9      171.2
2001                                        1.3     142.6      143.9
2002                                        1.3     112.1      113.4
After 2002                                  3.2     217.7      220.9
--------------------------------------------------------------------
Minimum lease payments                    $11.5  $1,050.2   $1,061.7
--------------------------------------------------------------------
Less imputed interest component             3.6
-----------------------------------------------
Present value of net minimum
  lease payments of which $1.4 million
  is included in current liabilities      $ 7.9
-----------------------------------------------

At January 31, 1998, the present value of operating leases was $832.5 million.

Common Stock Repurchase Program
In January 1997 the Payless Board of Directors authorized the repurchase of up to $150 million of outstanding Payless common stock in open-market transactions. In September 1997 Payless completed the $150 million repurchase (having purchased approximately 2.8 million shares).

Stock Compensation Plans
Under the Payless 1996 Stock Incentive Plan (Stock Incentive Plan), officers and key employees may be granted stock options and other stock-based awards. A total of 5,200,000 shares of Payless common stock has been authorized to be issued under the Stock Incentive Plan.

As of January 31, 1998, options for 2,163,963 shares were outstanding under the Stock Incentive Plan, including options for 169,889 shares, which represent options that had previously been issued to Payless employees under The May Department Stores Stock Incentive Plan and were converted to options under the Stock Incentive Plan at the rate of 1.25 Payless options for every one May Company option. The Payless options converted from May Company options and some of the options granted to senior officers of Payless have an exercise price equal to the average of the high and low trading prices of Payless stock for each of the first 30 days on which the stock was traded.

All other options have an exercise price equal to the average of the high and low trading prices of the stock on the date the option is granted. Options converted from May Company become exercisable in installments of 50 percent per year on each of the first two anniversaries of the grant date. The 1996 stock option grant becomes exercisable in installments of 25 percent per year on each of the first through the fourth anniversaries of the grant date.

The 1997 stock option grant will vest 100 percent on May 14, 2003, although vesting will be accelerated if specific price targets for Payless common stock are met. In January 1998 the first of those specific targets was achieved, resulting in 50 percent of the stock options granted in fiscal 1997 becoming vested. All options have a term of 10 years.

A summary of the status of the various stock option plans at the end of 1997 and 1996, and the changes within years are presented below:


                                          1997
                              -------------------------
                                               Weighted
                                      Range of  Average
                                      Exercise Exercise
(shares in thousands)         Shares    Prices    Price
-------------------------------------------------------
Outstanding beginning of year    499 $27-38         $28
Granted                        1,751  45-59          46
Exercised                         38  27-46          30
Forfeited or expired              48  27-46          42
-------------------------------------------------------
Outstanding at end of year     2,164 $27-59         $39
-------------------------------------------------------
Exercisable at end of year       986 $27-59         $44
Shares available for
   additional grants           3,036
Fair value of options granted $   24
-------------------------------------------------------


                                           1996
                              ------------------------------
                                                    Weighted
                                         Range of    Average
                                         Exercise   Exercise
(shares in thousands)         Shares      Prices      Price
------------------------------------------------------------
Outstanding beginning of year      --   $     --       $  --
Granted                           513      27-38          28
Exercised                          --         --          --
Forfeited or expired               14      27-29          28
------------------------------------------------------------
Outstanding at end of year        499   $  27-38       $  28
------------------------------------------------------------
Exercisable at end of year          0         --          --
Shares available for
   additional grants            2,301
Fair value of options granted  $   16
------------------------------------------------------------


The following table summarizes information about stock options outstanding at January 31, 1998:


(shares in thousands)
--------------------------------------------------------------------------------
         Options Outstanding                        Options Exercisable
--------------------------------------------------------------------------------
                            Average
Range of                  Remaining      Average                         Average
Exercise        Number  Contractual     Exercise               Number   Exercise
  Prices   Outstanding         Life        Price          Exercisable       Life
--------------------------------------------------------------------------------
  $27-29        457         8 years          $28               135       8 years
   45-59      1,707         9 years           46               851       9 years
--------------------------------------------------------------------------------

Payless is authorized to grant a maximum of 1,125,000 shares of restricted stock to management associates. Restrictions, including performance restrictions, lapse over periods of up to four years, as determined on the date of grant. In 1997 and 1996, Payless granted 211,235 and 408,558 shares of restricted stock. Compensation expense is recognized over the restricted period, and was $4.7 million and $8.9 million for 1997 and 1996, respectively.

Payless plans are accounted for by applying Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense has been recognized for stock-based compensation plans other than for restricted stock and performance-based awards. Had compensation cost for the Payless stock options been determined under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, net earnings and earnings per share for Payless would have been as follows:


(dollars in millions, except per share data)       1997       1996
--------------------------------------------------------------------
Net earnings:
  As reported                                    $128.9     $107.7
  Pro forma                                      $110.8     $105.6
Basic earnings per share:
  As reported                                    $ 3.35     $ 2.68
  Pro forma                                      $ 2.88     $ 2.63
Diluted earnings per share:
  As reported                                    $ 3.31     $ 2.67
  Pro forma                                      $ 2.84     $ 2.62
--------------------------------------------------------------------

The option expense is estimated on the date of grant using the Black-Scholes option-pricing model. The respective 1997 and 1996 Black-Scholes assumptions include an expected dividend yield of zero, volatility of 30 percent, risk-free interest rate of 6.66 percent and 6.47 percent and an expected life of 10 years.

Shareowner Rights Plan
Payless has a shareowner rights plan under which one right is attached to each share of Payless common stock. The rights become exercisable only under certain circumstances involving actual or potential acquisitions of Payless common stock by a person or persons affiliated with such persons. Depending on the circumstances, if the rights become exercisable, the holder may be entitled to purchase units of Payless preference stock, shares of Payless common stock or shares of the common stock of the acquiring person. The rights will remain in existence until April 30, 2006, unless they are terminated, extended, exercised or redeemed.

                              1997 Annual Report

Report of Independent Public Accountants

To the Board of Directors and Shareowners of Payless ShoeSource, Inc.:

We have audited the accompanying consolidated balance sheet of Payless ShoeSource, Inc. (a Missouri corporation) and subsidiaries as of January 31, 1998, and February 1, 1997, and the related consolidated statements of earnings, shareowners' equity and cash flows for each of the three fiscal years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Payless ShoeSource, Inc. and subsidiaries as of January 31, 1998, and February 1, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.



                                                   /s/ Arthur Andersen LLP
                                                      -------------------------
                                                       Arthur Andersen LLP
                                                       St. Louis, Missouri
                                                       February 20, 1998

[PHOTO]         (Anne Marie Bradt Selling Star
                 Store Manager Northeast Division)

                "Reducing unnecessary work from
                 the stores gives us more time to
                 serve customers better. New
                 communication tools have helped
                 me train my staff more effectively
                 and recognize jobs well done. The
                 recognition enhances associate
                 morale so they are more responsive
                 to customer needs and expectations."

Summary of Selected Historical Financial Information
(dollars in millions, except per share data)

The following table presents selected historical financial information on Payless. The information presented below reflects periods during which Payless did not operate as an independent public company, and, accordingly, certain assumptions were made in preparing this financial information. Therefore, this information may not necessarily reflect the consolidated results of operations or financial position that would have existed if Payless had been an independent public company during the periods shown or the future performance of Payless as an independent public company. The financial information below should be read in conjunction with the consolidated financial statements and the notes in this annual report.

FISCAL YEAR *                             1997          1996           1995          1994           1993          1992
---------------------------------------------------------------------------------------------------------------------------
Statement of Earnings Data:
Net retail sales                         $2,566.9      $2,333.7      $2,330.3       $2,116.4      $1,966.5      $1,787.8
Cost of sales(1)                          1,796.8       1,660.9       1,693.4        1,492.3       1,367.6       1,225.9
Selling, general and
   administrative expenses(1)               560.0         487.3         475.2          405.9         377.2         349.6
Interest (income) expense, net               (8.9)         (6.2)          1.0            1.1           0.9           0.8
Special and nonrecurring items                4.7(2)       12.6(2)       71.8(3)          --            --            --
---------------------------------------------------------------------------------------------------------------------------
Total cost of sales and expenses          2,352.6       2,154.6       2,241.4        1,899.3       1,745.7       1,576.3
---------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                214.3         179.1          88.9          217.1         220.8         211.5
Provision for income taxes                   85.4          71.4          34.9           85.6          88.0          80.4
---------------------------------------------------------------------------------------------------------------------------
Net earnings                             $  128.9      $  107.7      $   54.0(3)    $  131.5      $  132.8      $  131.1
---------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Working capital                          $  384.8     $   392.2      $  232.0       $  242.8      $  253.5      $  206.1
Property and equipment, net                 486.7         502.5         560.0          590.6         433.9         383.9
Total assets                              1,073.0       1,091.8       1,014.3        1,019.8         840.8         732.7
Total capital lease obligations               7.9           9.5          11.5           13.1          14.5          16.1
Total equity(4)                             836.4         853.0         752.9          793.9         661.0         571.1
---------------------------------------------------------------------------------------------------------------------------
Other Financial Data:
Capital expenditures                     $   85.4     $    73.4      $   95.4       $  255.2      $  139.8      $  119.3
Present value of operating leases           832.5         817.9         885.5          952.1         779.9         688.1
Earnings before interest, income taxes,
   depreciation and amortization(5)         300.5         272.1         185.2          295.2         288.7         245.2
Net retail sales growth                      10.0%          1.4%(6)      10.1%           7.6%         10.0%         15.5%
Same-store sales growth                       5.6%          3.6%         (3.7)%         (0.2)%         1.7%          2.8%
Number of stores (at year-end)              4,431(7)      4,236         4,549          4,435         3,779         3,570
---------------------------------------------------------------------------------------------------------------------------

*The Payless fiscal year ends on the Saturday closest to January 31. Fiscal year 1995 included 53 weeks.

(1) Certain expenses related to asset disposals have been reclassified from selling, general and administrative expense to cost of sales.
(2) Payless incurred executive retention costs associated with the spin-off that established Payless as an independent public company.
(3) During the 1995 fourth quarter, in connection with the spin-off, Payless committed to close or relocate underperforming stores. In addition, Payless committed to restructure its central office and other personnel. The 1995 net earnings, excluding special and nonrecurring items, is $97.5 million.
(4) Prior to 1996, total equity was the total May Company equity investment.
(5) EBITDA should not be considered in isolation or as a substitute for measures of performance or cash generation prepared in accordance with generally accepted accounting principles. See the consolidated financial statements and the accompanying notes.
(6) Growth percentage based on a 52-week comparison.
(7) Includes both Payless ShoeSource and Parade of Shoes stores.

                              1997 Annual Report


Management's Responsibility

Report of Management
Management is responsible for the preparation, integrity and objectivity of the financial information included in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Although the financial statements reflect all available information and management's judgment and estimates of current conditions and circumstances, and are prepared with the assistance of specialists within and outside Payless, actual results could differ from those estimates.

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


Audit and Finance Committee of
the Board of Directors
The Board of Directors, through the activities of its Audit and Finance Committee, participates in the reporting of financial information by Payless. The committee meets regularly with management, the internal auditors and the independent public accountants. The committee reviewed the scope, timing and fees for the annual audit and the results of the audit examinations completed by the internal auditors and independent public accountants, including the recommendations to improve certain internal controls and the follow-up reports prepared by management. The independent public accountants and internal auditors have free access to the committee and the Board of Directors and attend each committee meeting.

The members of the Audit and Finance Committee are Howard R. Fricke, Thomas A. Hays, Mylle B. Mangum, Michael E. Murphy and Robert L. Stark. The Audit and Finance Committee reports the results of its activities to the full Board of Directors.

Forward-looking Statements
This report contains, and from time to time Payless may publish, forward-looking statements about Payless that are subject to risks and uncertainties. Forward-looking statements include information concerning matters as anticipated financial performance, business prospects, technological developments, new products, future store openings, possible strategic alternatives and similar matters. Also, statements including the words "expects," "anticipates," "intends," "plans," "believes," "seeks," or variations of such words and similar expressions are forward-looking statements. Payless notes that a variety of known and unknown risks, uncertainties and other factors could cause its actual results and experience to differ materially from the anticipated results or other expectations set forth in or contemplated by such forward-looking statements. The risks, uncertainties and other factors that may affect the operations, performance, development and results of the Company's business include, but are not limited to, the following: changes in consumer spending patterns; changes in consumer preferences and overall economic conditions; the impact of competition and pricing; changes in weather patterns; the financial condition of suppliers and manufacturers from whom Payless sources its merchandise; changes in existing or potential duties, tariffs or quotas; changes in relationships between the United States and foreign countries, economic and political instability in foreign countries or restrictive actions by the governments of foreign countries in which suppliers and manufacturers from whom Payless sources are located; changes in trade and foreign tax laws; fluctuations in currency exchange rates; availability of suitable store locations and appropriate terms; the ability to hire and train associates; and general economic, business and social conditions.